



WINLAND ELECTRONICS, INC.

Dear Winland Shareholder,

During 2009, the economy continued to challenge original equipment manufacturers, as well as electronic manufacturing services (EMS) providers like Winland. While many of our competitors had begun to feel the impact of the recession in the fall of 2008, Winland experienced no measurable downturn in customer demand until February 2009 when, abruptly, most customer orders essentially halted, and forecasts were pushed out to what appeared to be indefinite status. With very few exceptions, most existing customers provided us very limited visibility on their needs, and when they did place orders, volume was down significantly from historical patterns. This level of caution continued largely throughout the second and third quarters, and only late in the fourth quarter did we begin to see production forecasts that demonstrated renewed confidence in their customers' forecasts and business stability. Even beyond the difficult economy, our challenge to increase sales was aggravated by the departure of several significant OEM customers and the long sales cycle that characterizes the electronic manufacturing services industry.

However, during the course of the year, we also attracted several new customers and began to expand certain existing customer relationships, the result in part of significant improvements in quality and delivery performance. During the second, third and fourth quarters of 2009, our quality and on-time delivery performance for the first time each exceeded 99 percent. This level of customer performance attracts the attention of customers and the marketplace, and is consistent with our objectives of customer satisfaction and retention, long-term growth and value creation for our shareholders. These accomplishments stemmed from ongoing operational improvement programs we began in 2008 that were intended elevate Winland to best-in-class ranking within the low-volume, high mix, regional EMS market space. As we have told you over the past six quarters, our new leadership team has rebuilt or replaced nearly all major business processes that impact customer quality, delivery and cost. We have introduced Six Sigma into operations and manufacturing, and are using data and analytics to improve quality, mitigate supply chain risk and improve speed to market.

New customer relationships take time to mature into full production. Our new customer acquisitions this year started with limited engagements, prototypes, qualification builds and design engineering projects that transitioned to manufacturing. We diversified our sales base by attracting new customers in the fields of transportation safety systems, scientific instrumentation and optical systems for industrial and aerospace applications. We expanded our customer reach into the medical device field with new design and development activity that is now in production.

Outstanding performance continues to earn Winland opportunities to quote additional programs from existing customers that were not previously open to us. From October through the end of 2009, our quote activity increased four or five-fold from previous quarters, the cause of which we believe is directly related to increased confidence by customers in the economic outlook, as well as escalating trust in Winland's ability to be price-competitive while exceeding the customer performance of our peers.

As more companies downsize their internal engineering resources, our design engineering department has become an increasingly significant distinguishing characteristic of Winland in our peer group. This capability was a deciding factor in customers' selection of Winland in more than half of all 2009 new customer acquisitions. Through the efforts of our design engineering department, we are a Premier Design Partner of Cymbet Corporation, a leader in solid state energy storage and energy harvesting power management solutions. In a variety of applications, including Winland's wireless temperature and humidity sensors, Cymbet products eliminate the use of traditional batteries. We believe our design and development expertise with this technology has both design and manufacturing revenue potential with EMS customers and our Winland proprietary products.

Sales of Winland's proprietary line of critical environment monitoring solutions declined, but to a significantly lesser degree than our EMS business. This modest decline in sales was primarily due to our aggressive investment in supporting our distribution channel, including our decision to hire eastern and western regional sales managers and to engage over the course of the year four regional domestic manufacturers' representative organizations and one Canadian representative organization. These actions increased market awareness of our product line among distributors and security integrators, providing them with new commercial sales opportunities as an alternative to their declining residential market segment.

The gains we have made – solid new customer acquisitions, robust quoting activity and significant improvements in customer performance – did not come early enough in the year to dim the reality of our 2009 operating loss. We have tightly managed cash and credit capacity. We had two staff reductions and initiated cost containment and deferral programs that included a freeze on capital expenditures and a modest wage reduction. Yet today we are a better company than ever before. We have rebuilt and rebranded Winland for customers, shareholders and all stakeholders. Thank you for your encouragement and support.

Sincerely,



Thomas J. de Petra

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File No.: 1-15637

WINLAND ELECTRONICS, INC.

(Exact name of registrant in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0992135 (IRS Employer Identification Number)
1950 Excel Drive, Mankato Minnesota (Address of principal executive offices)	56001 (Zip code)

Registrant's telephone number, including area code: (507) 625-7231

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Exchange
Common Stock, $.01 par value	American Stock Exchange
Preferred Stock Purchase Rights	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes☐ No☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☑ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No☑

The aggregate market value of the Common Stock held by non-affiliates as of June 30, 2009 was $2,447,331 based on the closing sale price of the Issuer's Common Stock on such date.

There were 3,686,435 shares of Common Stock, $.01 par value, outstanding as of March 15, 2010.

DOCUMENTS INCORPORATED BY REFERENCE PURSUANT TO RULE 12b-23:
Portions of the Company's Proxy Statement for its 2010 Annual Meeting are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Winland Electronics, Inc. ("Winland", "Company", "we" or "our") was incorporated as a Minnesota corporation in October 1972. Winland designs and manufactures custom electronic controls and assemblies primarily for original equipment manufacturer ("OEM") customers, providing services from early concept studies through complete product realization. Revenues from OEM customers provided 85.8% of Winland's total revenue in 2009. In addition to the electronic design and manufacturing services Winland provides to OEM customers, the Company has designed and marketed for more than 20 years a proprietary line of environmental monitoring products to the security industry. In most cases, these products are manufactured to protect against loss of assets due to damage from water, excess humidity, extremes of temperature and loss of power. These Winland branded and trademarked products accounted for 14.2% of the Company's total revenue in 2009.

Segments

Winland designs, produces and distributes products in two segments defined as "Electronic Manufacturing Services ("EMS") for OEM Customers" and "Proprietary Products," primarily for the security industry.

Winland's EMS segment consists of the design and manufacture of printed circuit board assemblies and higher level products sold mainly to OEM customers. Winland offers complete solutions to OEM customer needs by providing value-added services that complement its contract manufacturing capabilities. This is part of a "concept to product realization" strategy, the elements of which may include, among other things, product concept studies, product design, printed circuit board design, design for manufacturing, higher level assembly and box build, repair service, and legacy support. These services differentiate Winland from many of its competitors and are intended to increase customer satisfaction, confidence, and loyalty. Winland views EMS customers as strategic partners and works to provide these partners with high levels of production flexibility, product quality, on-time delivery, cost efficiency and engineering proficiency.

Winland's proprietary segment represents an established line of environmental security products that can monitor critical environments including simple and sophisticated microprocessor and mechanically controlled sensors and alarms. These products monitor and detect critical environmental changes, such as changes in temperature or humidity, water leakage and power failures.

The Company's remaining activities are included in "Other". Unallocated corporate level expenses, which include costs related to the administrative functions performed in a centralized manner and not attributable to particular segments (e.g., executive compensation expense, accounting, human resources and information technology support), are reported in the reconciliation of the segment totals to consolidated totals as "Other" items.

EMS Sales

Winland provides design and manufacturing services to OEM customers in such industries as the medical, industrial, transportation and scientific instrumentation market segments. Winland's management believes that its direct sales force and industry network relationships effectively provide Winland an opportunity to gain market share in targeted market segments within the EMS industry. One of Winland's key marketing and growth objectives is to form long-term business partnerships with prospective OEM customers by working directly with the customers' design, manufacturing and supply chain leaders to ensure alignment of Winland's value proposition and fulfillment strategies with the customer's products and business models. The intent is to create a degree of technological interdependence between Winland and its customer. With this in mind, Winland has worked to identify new OEM customers that need a broad range of EMS services in addition to their manufacturing needs. Winland's growth plan is based on providing its OEM customers a strong value proposition, with a customer-intimate strategy that is centered in exceptional service, application-specific technical expertise, exceptional quality and strategic business model alignment.

Proprietary Products Sales and Distribution

Winland markets and sells its proprietary products primarily through an established network of distributors, dealers, security installers and integrators. Winland employs three experienced full-time sales professionals, including an International Sales Manager who is also a Product Manager, an Eastern Regional Sales Manager and a Western Regional Sales Manager. In addition, the Company has engaged four independent manufacturers' sales representative organizations who are responsible for territory-based commissioned sales. This distribution network is primarily located in the United States, Canada, Mexico and Europe.

Competition

Winland's business includes the design and manufacture of custom electronic controls and assemblies for OEM customers and the development and marketing of proprietary security/industrial products. The contract electronic design and manufacturing services industry is very competitive, both domestically and internationally.

Beginning in mid-2008, the Company began a series of improvement initiatives intended to expand and diversify its customer base, reduce waste and inefficiency, improve quality, delivery, performance and service, and refine and redefine its value and service proposition. The Company began by attracting top-tier EMS industry talent, revising and optimizing business systems, upgrading manufacturing processes, and adopting quality-optimizing Six Sigma methodologies.

Competition among the security industry has increased in the last several years as additional companies have introduced competing products. Significant competitive factors in the market for security products include product effectiveness and features, price, reliability and company reputation. Winland believes that it competes favorably with respect to product effectiveness, features, price and reliability. However, given its size and relatively small presence in this market, many of Winland's competitors have an advantage by being larger, better-known and better-financed.

Source of Raw Materials

Raw material components and some subassemblies are purchased from outside vendors, monitored through a vendor qualification process and inspected in accordance with Winland's inspection policies before being incorporated into products. Certain purchased components and subassemblies are manufactured to design specifications furnished by Winland, while others are standard off-the-shelf items. Winland utilizes multiple sources for the off-the-shelf components, but generally maintains only one source for the items manufactured to design specifications. However, alternative sources are available should the Company's existing source be unable to perform. In addition to manufacturing its own products, Winland has contracted with companies to provide both finished goods assemblies and component assemblies designed to their specifications.

Significant Customers

Winland has worked to develop long-term, mutually beneficial relationships with its OEM customers. Due to the nature of Winland's contract manufacturing relationships, there is a significant degree of dependence between both the customers and Winland. Winland retains the identity of its customers due to the competitive nature of the contract manufacturing industry. Net sales to Customer A were $8.7 million, or 38.7% of total net sales in 2009 and $9.5 million, or 33.2% of total net sales in 2008. Customer A is a Minnesota based onboard fleet management solutions provider for the trucking industry. Net sales for Customer B were $2.6 million, or 11.5% of total net sales in 2009 and $3.2 million, or 11.0% of total net sales in 2008. Customer B is a global leader in the manufacture of compact, professional electronic test tools, and is based in Washington. Net sales to Customer C were $2.5 million, or 11.2% of total net sales in 2009 and $1.0 million, or 3.7% of total net sales in 2008. Customer C is a Florida based medical products company. Net sales to Customer D were $1.4 million, or 6.4% of total net sales in 2009 and $4.5 million, or 15.9% of total net sales in 2008. Customer D is a Minnesota based air-sleep system manufacturer in the bedding industry. No other customer equaled or exceeded 10% of net sales for 2009 or 2008.

During the fourth quarter of 2008, Customer D notified Winland of its intentions to let the Master Supply Agreement between the companies expire in March 2009. They indicated they would be transitioning back to a single source supplier other than Winland for its electronic assemblies. Winland worked with Customer D and its new single source supplier throughout 2009 to transition raw and finished goods inventory without interrupting Customer D's supply chain. As of

December 31, 2009, Winland had $79,000 of raw inventory on hand specific to Customer D for which its new supplier had issued a purchase order to Winland. Winland expects the final sale of this raw inventory to take place in 2010.

In 2009, approximately 46.1%, or $1.4 million of all of the Company's proprietary products sales were to one of the world's largest security products distributors, down from 48.8%, or $1.6 million in 2008.

Winland derived less than 1% of its revenues from sales outside the United States for the years ended December 31, 2009 and 2008.

Patents, Trademarks and Licenses

Winland holds federal trademark registrations for marks used in its business as follows: WATERBUG, TEMP ALERT, ENVIRONMENTAL SECURITY and ENVIROALERT.

Research and Development

Throughout 2009, Winland worked to provide complete product realization services to its OEM customers for design of industrial and medical products to be manufactured by Winland. Winland's product realization services include: product requirements specification; analog and digital circuit design, low power radio frequency design; embedded software design; mechanical design, 3D modeling, and custom enclosure design; printed circuit board design, rapid prototyping, production test equipment development, design for testability and design for manufacturability. Winland believes that with its internal engineering capability and approved outside engineering consultants it will be able to meet the current needs of its customer base. OEM customer R&D programs generated $1,159,000 of net sales in 2009 compared to $1,041,000 of net sales in 2008. In addition, Winland spent $40,000 in 2009 developing or improving its proprietary products compared to $309,000 in 2008. This decrease in R&D was related to the completion of a new product release in early 2008.

Personnel

At December 31, 2009, Winland had 82 employees (81 full time and one part time). During 2009 and 2008, Winland also used temporary labor services during peak production times. Winland is not subject to a collective bargaining agreement and considers its relations with its employees to be good.

ITEM 1A. RISK FACTORS

Based on current and known information, Winland believes that the following identifies the most significant risk factors that could affect its business. However, the risks and uncertainties Winland faces are not limited to those discussed below. There could be other unknown or unpredictable economic, business, competitive or regulatory factors, including factors that Winland currently believes to be immaterial, that could in fact have material adverse effects on Winland's financial position, liquidity, and results of operations. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

You should consider the following risk factors, in addition to other information presented or incorporated by reference into this Annual Report on Form 10-K in evaluating Winland's business and your investment in Winland.

Winland is dependent on a small number of customers and such customer's response to the current uncertain economic conditions.

Winland's Electronic Manufacturing Services (EMS) product sales are dependent on a small number of original equipment manufacturer (OEM) customers with the top two customers together representing 50% of total Company sales. Accordingly, Winland is dependent on the continued growth, viability and financial stability of its largest customers, which consist of original equipment manufacturers of fleet management global positioning systems (GPS) and test and precise measurement equipment. Winland generally does not obtain firm, long-term purchase commitments from its customers, and has often experienced reduced lead times in customer orders. Customers may cancel their orders, change production quantities, and delay production for a number of reasons. Uncertain economic conditions have resulted, and may continue to result, in some of Winland's customers delaying the delivery of some of the products manufactured for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions, or delays by a significant customer or by a group of customers have harmed, and may continue to harm, Winland's results of operations by reducing the volumes of products manufactured, as well as by causing a delay in the recovery of its expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

Winland is subject to intense competition in the EMS industry.

Winland competes against many providers of electronics manufacturing services. Certain competitors have substantially greater resources and geographically diversified United States and international operations. Winland may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures and enhanced volume supplier purchasing capability. Accordingly, to compete effectively, Winland must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products on a reliable basis at competitive prices. Customers may cancel their orders, change production quantities or delay production. Start-up costs and inefficiencies related to new or transferred programs can adversely affect operating results and such costs may not be recoverable if such new programs or transferred programs are cancelled.

Winland's operating results may vary significantly from period to period.

Winland experiences fluctuations in its operating results. Some of the principal factors that contribute to these fluctuations are: Winland's effectiveness in managing manufacturing processes, costs and availability of components so that components are available when needed for production, while mitigating risks of purchasing inventory in excess of immediate production needs; the degree to which Winland is able to utilize its available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect Winland and its ability to meet delivery schedules; and changes in demand for Winland's products. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

Winland's operating results, financial condition and cash flows may be adversely impacted by the affect the current global economic uncertainty has on its customers.

The current economic uncertainty has severely impacted banks and other lenders, limiting the ability of many businesses to the access of credit markets. Winland's customers may choose to delay or postpone purchases of products from Winland until the economy and their businesses strengthen and this may affect its operating results, financial condition and delay and lengthen sales cycles. A continued uncertainty in the global economy could have a material adverse affect on Winland's results of operations and financial condition.

The current capital and credit market conditions may adversely affect Winland's access to capital, cost of capital and business operations.

The general economic and capital market conditions in the United States and the world have adversely affected businesses access to capital as well as an increased cost of such capital. If the current economic conditions in the United States and the world remain uncertain, Winland's cost of debt and equity capital and the access to capital markets could be adversely affected. Although Winland currently has access to $1,650,000, pursuant to its line of credit agreement with Marshall & Ilsley Bank (M&I), this line of credit expires in June 2010. Although M&I has granted one year extensions on the line of credit in the past, there can be no assurance that M&I will do so in the future, and if it does grant extensions, there can be no assurance that the terms of such extensions will not be on terms that are more burdensome and/or costly to Winland.

Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations.

Winland requires effective internal control over financial reporting in order to provide reasonable assurance with respect to its financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurances with respect to the preparation and fair presentation of financial statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. DESCRIPTION OF PROPERTY

Winland owns its office and manufacturing facility located in Mankato, Minnesota. The 58,000 square foot building consists of 32,500 square feet of manufacturing space, 10,000 square feet of warehouse space and 15,500 square feet of office space, all of which is used by Winland. Management believes the current facility adequately supports its current and near future operations. Management carries insurance on its property and believes it is adequately covered. The office and manufacturing facility has a net book value of $2,277,000 including land and is subject to a mortgage with an aggregate debt of $552,000 as of December 31, 2009.

ITEM 3. LEGAL PROCEEDINGS

None.

EXECUTIVE OFFICERS OF THE COMPANY

The name and ages of all of the Company's executive officers and the positions held by them are listed below.

Name	Age	Position
Thomas J. de Petra	63	President and Chief Executive Officer
Glenn A. Kermes	49	Executive Vice President and Chief Financial Officer
Warren E. Mitchell	49	Vice President of Operations and Supply Chain
David A. Kuklinski	48	Vice President of Sales and Marketing

Thomas J. de Petra was appointed Chief Executive Officer and President on May 6, 2008, and has been a Director of the Company since 1994. Mr. de Petra founded and was the president of Vantage Advisory Services LLC, providing management consulting and business advisory services. While serving as a self-employed management consultant, from 1996 to 2008, Mr. de Petra served in various interim executive officer roles. Mr. de Petra also served as Chief Executive Officer of Nortech Forest Technologies, Inc., a publicly traded company, from February 1996 to June 1997.

Glenn A. Kermes has served as the Company's Chief Financial Officer since October 2, 2006 and was promoted to Executive Vice President on January 9, 2009. Between September 2004 and June 2006, Mr. Kermes served as Vice President and Chief Financial Officer of Ross Manufacturing, a manufacturer of frozen dessert equipment in Escanaba, Michigan. From January 2004 to September 2004, Mr. Kermes served as the North American Controller for the Kendro Division of SPX Corporation, a publicly traded consumer goods company. Mr. Kermes served as Worldwide Operations Controller of the Hand Tools Division of Newell Rubbermaid, a publicly traded consumer goods company with manufacturing operations, from July 2002 to January 2004; and he served as Controller for Continental Teves, an automotive tier one supplier, from June 2000 to July 2002.

Warren E. Mitchell joined the Company in February 2008 as its Executive Supply Chain Leader and was promoted to Vice President of Operations and Supply Chain in June 2008. From April 2005 to June 2007, Mr. Mitchell served as Head of Worldwide Supply Chain Management for HiRel Systems. From March 2001 to April 2005, Mr. Mitchell served as Vice President Worldwide Supply Chain Management/Strategic Materials for Pemstar an EMS provider. Prior to that, Mr. Mitchell held engineering and operational management positions at several large multi-national Electronic companies.

David A. Kuklinski joined the Company in September of 2008 as Director of Sales and Marketing and was promoted to Vice President of Sales and Marketing in December 2008. From July 2007 to September 2008, Mr. Kuklinski served as Business Development Director for ATS Automation an industrial and medical repetitive equipment manufacturer. From March 2005 to March 2006, Mr. Kuklinski served as Business Development Director for Solectron Corporation. From May 2002 to December 2004, Mr. Kuklinski served as Business Development Director for Jabil Circuit, Inc. an EMS provider.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Winland's Common Stock is listed on the NYSE AMEX under the symbol WEX. The following table sets forth the high and the low market closes, as reported by NYSE AMEX during 2009 and 2008.

Fiscal Year Ended December 31, 2009	Low	High
First Quarter	$ 0.43	$ 0.77
Second Quarter	$ 0.50	$ 0.80
Third Quarter	$ 0.65	$ 0.92
Fourth Quarter	$ 0.71	$ 0.87

Fiscal Year Ended December 31, 2008	Low	High
First Quarter	$ 1.95	$ 2.44
Second Quarter	$ 1.52	$ 2.08
Third Quarter	$ 0.89	$ 1.60
Fourth Quarter	$ 0.39	$ 0.95

On March 15, 2010, the fair market value of Winland's Common Stock was $1.15 based on the closing sale price quoted by NYSE AMEX on that date. As of December 31, 2009, Winland had approximately 382 registered shareholders of record.

Winland has never paid cash dividends on its Common Stock. The Board of Directors presently intends to retain any earnings for use in its business and does not anticipate paying cash dividends on Common Stock in the foreseeable future.

ITEM 6: SELECTED FINANCIAL DATA

None.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

EXECUTIVE SUMMARY

Over the course of 2009, the Company began to see improvements which were based on its efforts which began in 2008, to achieve best-in-class ranking within the low-volume, high mix, regional electronic manufacturing services market space. The gains that Winland has made – solid new customer acquisitions, robust quoting activity and improvements in customer performance – have not come rapidly enough to dim the reality of its 2009 operating performance. As Winland worked to improve its results with customers, it also tightly managed cash and credit capacity. Winland completed two staff reductions without any significant severance payments and initiated cost containment and deferral programs that included a freeze on capital expenditures and a modest wage reduction.

Throughout 2009, Winland struggled with the combined impact of a difficult economy, the departure of several significant OEM customers and the long sales cycle that characterizes the electronic manufacturing services industry. Beginning in the first quarter of 2009, all but one of our EMS customers required that we either halt or significantly reduce production of their products to avoid the buildup of inventories in the absence of known demand from their customers. As a result, most of our customers who had historically provided us with production forecasts ranging from three to nine months, cautiously reduced their order visibility to only a few weeks. Within our EMS business segment, this level of caution remained until the fourth quarter, when some customers began to provide us production forecasts into the first two quarters of 2010.

Our first priority remained identifying and winning new business opportunities. We had a number of new customer wins that started with limited engagements, prototypes, qualification builds and design engineering projects that transitioned to manufacturing. These new relationships help us diversify our sales base and fit very well into the low-volume, high mix business model that best aligns Winland's capability to the quality, delivery and service requirements of our customers. We attracted new customers in the fields of transportation safety systems, scientific instrumentation and optical systems for industrial and aerospace applications. We expanded our customer reach into the medical device field with new design and development activity that is now in production. Through the efforts of our design engineering department, we are a Premier Design Partner of Cymbet Corporation, a leader in solid state energy storage and energy harvesting power management solutions. In a variety of applications, including Winland's wireless temperature and humidity sensors, Cymbet products eliminate the use of traditional batteries. We believe our design and development expertise with this technology has both design and manufacturing revenue potential with EMS customers and our Winland proprietary products.

During the second, third and fourth quarters of the year, our quality and on-time delivery performance, for the first time, each exceeded 99%. This level of customer performance is consistent with our objectives of customer satisfaction and retention, long-term growth and value creation for our shareholders. This customer performance has also earned us new opportunities to quote additional programs from existing customers that were not previously open to us. From October through the end of 2009, our quote activity increased four or five-fold from previous quarters, the cause of which we believe is increasing confidence by customers in the economic outlook, as well as escalating trust in Winland's ability to be price-competitive, while exceeding the customer performance of our peers.

Sales of Winland's proprietary line of critical environment monitoring solutions declined, but to a significantly lesser degree than our EMS business. This modest decline in sales was primarily due to our aggressive investment in supporting our distribution channel, including our decision to hire eastern and western regional sales managers and engage, over the course of the year, four regional domestic manufacturers' representative organizations and one Canadian representative organization. These actions increased market awareness of our product line among distributors and security integrators, providing them new commercial door-opening sales opportunities as an alternative to their declining residential market segment.

RESULTS OF OPERATIONS – 2009 vs. 2008

The Company reported a net loss of $1,531,000 or $0.42 per basic and diluted share for the year ended December 31, 2009 compared to the $1,028,000 net loss or $0.28 per basic and diluted share for the same period in 2008. The increase in net loss was driven by a $6,118,000 decrease in net sales compared to a year ago. Under utilization of manufacturing fixed costs due to lower sales was the primary reason for the increased loss.

Net Sales

Net sales for the year ended December 31, 2009 were $22,547,000 down $6,118,000 or 21% compared to the same period in 2008. EMS net sales declined 24%, or $5,936,000 to $19,356,000 during 2009, compared to a year ago. Customer D, who transitioned to a different supplier during 2009 accounted for $3,100,000 of this decrease. In addition, Winland's top two customers' sales were down $1,366,000. These declines in sales were partially offset by Customer C's increased sales of $1,480,000. In addition, Winland had sales of $1,796,000 from three other customers in 2008 each of who did not place orders with Winland in 2009. Sales from engineering services increased $160,000 to $1,160,000 for the year ended December 31, 2009 compared to 2008. These sales are part of EMS net sales noted above. Proprietary products net sales declined 5% to $3,191,000, a $182,000 decrease compared to a year ago. Sales to Winland's largest distributor were down $164,000 compared to 2008.

Operating Loss

The Company reported an operating loss of $1,903,000 and $1,017,000 for the years ended December 31, 2009 and 2008, respectively. Gross margin percentage of 10.0% in 2009 was down from the 12.2% reported for 2008. Continuing under utilization of manufacturing fixed costs during 2009 contributed to the decreased margin percentages. Winland partially offset this under utilization by making significant improvements in its manufacturing and procurement processes resulting in reduced warranty expense of $102,000 and reduced obsolescence expenses of $77,000, reducing its workforce resulting in reduced wages and benefits of $479,000. In addition, the Company's research and development expenses decreased $326,000 due to significantly less new product development costs incurred in 2009 as compared to 2008.

The Company's EMS segment had an operating loss of $103,000 for 2009 compared to operating income of $1,099,000 for 2008. EMS gross margins were 2.2% and 7.3% for 2009 and 2008, respectively. Decreased sales and the under utilization of manufacturing fixed costs were the primary factors driving the loss partially offset by reduced wages and benefits of $439,000, warranty expenses of $102,000 and reduced obsolescence expenses of $77,000. In addition, the Company's research and development expenses decreased $326,000 due to significantly less new product development costs incurred in 2009 as compared to 2008.

The Company's Proprietary products segment operating income increased $137,000 for 2009, to $264,000 compared to a year ago. Gross margins improved from 40.7% to 41.6% as the result of improved manufacturing processes. During 2009, Winland continued investing in its sales and marketing efforts by hiring two experienced, industry specific regional sales managers and contracted with four regional distribution representative agencies. While this investment led to higher salaries expenses and commission fees, sales were able to remain comparable with a year ago avoiding the potential of significant declines due to the economy. The increased costs were offset by reduced spending on the Company's new product development.

For 2009, General and Administrative expenses decreased $179,000. During 2009, Winland reduced staff leading to reduced salaries expenses of $94,000. In addition, in 2008 Winland incurred increased business and occupation tax expense and associated penalties totaling $29,000 paid to the State of Washington for multiple tax years being filed at once. For segment reporting purposes, General and Administrative expenses are shown as "Other" as discussed in Note 2 to the Financial Statements.

Interest Expense and Other, Net

Interest expense and other consists primarily of interest expense and miscellaneous income. Interest expense for 2009 was $99,000 compared to $126,000 during the same period a year ago. This decrease relates to the reduced outstanding balances on Winland's notes payable and capital lease obligations during 2009 as compared to 2008.

Income Tax

Winland records a tax valuation allowance when it is more likely than not that it will not be able to recover the value of its deferred tax assets. During 2009 and 2008, Winland recorded a $106,000 and $271,000 tax valuation allowance, respectively, related to its deferred tax assets. The Company recognized income tax benefit of $481,000 for the year ended December 31, 2009, primarily the result of carrying back 2009's net operating loss to tax years 2004 and 2005 due to the Worker, Homeownership and Business Assistance Act of 2009, net of an adjustment to unrecognized tax benefits of $129,000. In comparison, the Company recognized an income tax benefit of $89,000 for the year ended December 31, 2008, primarily the result of the valuation allowance on its net deferred tax assets. As discussed in Note 6 to the Financial Statements, income tax benefits were calculated using an estimated annual blended federal and state income tax rate of (24)% and (8)% for 2009 and 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

For 2009, the Company's operating activities used cash of $30,000 as its net operating loss and changes in working capital were almost entirely offset by non-cash adjustments for depreciation, stock compensation and losses on disposal of equipment. In comparison, operating activities used cash of $74,000 as its net operating loss and changes in working capital were almost entirely offset by non-cash adjustments for depreciation, stock compensation and deferred taxes for 2008. Cash used in investing activities was used to acquire capital equipment of $264,000 and $237,000 for 2009 and 2008, respectively. Cash of $392,000 and $512,000 for 2009 and 2008, respectively, was used to pay down long-term debt. For 2009, $367,000 of cash was provided by borrowings on the Company's revolving line-of-credit. Cash provided from the exercise of stock options and issuance of common stock was $10,000 and $27,000 for 2009 and 2008, respectively.

The current ratio was 3.1 to 1 at December 31, 2009 and 2.8 to 1 at December 31, 2008. Working capital equaled $4.9 million on December 31, 2009, compared to $6.0 million on December 31, 2008.

At December 31, 2009 and 2008, the outstanding balance on the revolving credit agreement was $367,000 and $0, respectively. At December 31, 2009, $1,650,000 was available for borrowing under the terms of this agreement compared to $3,193,000 available as of December 31, 2008. The significant change in available borrowings between years was the result of Amendment No. 14, as described below, which reduced the maximum line from $4,000,000 to $2,500,000. During 2009,

Winland and M&I amended the Company's revolving credit agreement based on changes in the banking industry due to the economy and Winland's recent financial performance. Summaries of each amendment are as follows:

On June 30, 2009, Winland and M&I executed Amendment No. 13 to Credit Agreement, which further amended the Credit and Security Agreement dated June 30, 2003. This amendment amends the definition of "Maturity Date" to be June 28, 2010, changes the definition of LIBOR rate to read three percent (3.00%), changed how the revolving note shall accrue interest to be the greater of four and one-half percent (4.50%) per annum or the LIBOR Rate and reduced the Company's minimum tangible net worth to $8,000,000 as of the end of each fiscal quarter commencing June 30, 2009.

On September 30, 2009, Winland and M&I executed Amendment No. 14 to Credit Agreement, which further amended the Credit and Security Agreement. This amendment amends the definition of Borrowing Base to be the lesser of the maximum line or 80% of eligible accounts, reduces eligible accounts by the amounts from Customer A in excess of 40% concentration and all other customers in excess of 15% concentration, reduced the maximum line from $4,000,000 to $2,500,000, changed the interest the revolving note shall bear to be the minimum of 5% per annum or the LIBOR rate along with reducing the Company's minimum tangible net worth to $7,300,000 as of the end of each fiscal quarter commencing September 30, 2009.

On December 31, 2009, Winland and M&I executed Amendment No. 15 to Credit Agreement, which further amended the Credit and Security Agreement. This amendment amends the definition of borrowing base to be the lesser of the Maximum Line or 80% of Eligible Accounts less both the Company's accrued liability for warranties and outstanding amounts for the rendition of engineering services by the Borrower, reduces eligible accounts by the amounts from Customer A in excess of 35% concentration as of December 31, 2009 with a 5% reduction in allowable concentration every six months thereafter and requires management to furnish the borrowing base certification on a weekly basis along with a detailed aging of the Company's outstanding accounts receivable.

The Company's management believes that its cash balance, availability of funds under the line of credit agreement with M&I, and anticipated cash flows from operations will be adequate to fund its cash requirements for working capital, investing and financing activities during the next year assuming the line of credit is extended at June 28, 2010. Current conditions in the capital markets are uncertain; however, management believes the Company will have adequate access to capital markets to fund such cash requirements if M&I does not extend the line of credit agreement.

Liquidity Impacts of Uncertain Tax Positions

As discussed in Note 6 of the Financial Statements, Winland has liabilities associated with unrecognized tax benefits and related interest. These liabilities are included as long-term tax liabilities in Winland's balance sheet because the Company generally does not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. Winland is not able to reasonably estimate when it would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of its obligations will materially affect its liquidity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Winland cannot assure you that actual results will not differ from those estimates. Winland believes the following are the most critical judgments and estimates used in the preparation of its financial statements.

Revenue Recognition. In most cases, revenue is recognized from the sale of products and out of warranty repairs when the product is delivered to a common carrier for shipment and title transfers.

Revenue recognition occurs for engineering design services as services are completed. Winland had an agreement with one particular customer to amortize the cost of engineering design services as part of the piece part cost of the manufactured unit. For the year ended December 31, 2008, the customer had paid Winland approximately $31,000 for these services. The cost was amortized to the customer's units during 2009. These payments were classified as unearned revenue and recorded in Other Accrued Expenses on the balance sheet as of December 31, 2008.

Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. For all sales, Winland either has a binding purchase order or customer accepted and signed engineering quote as evidence of the arrangement. Winland does not generally accept returns but does provide a limited warranty as outlined below under Allowance for Rework and Warranty Costs.

Inventory Valuation. Raw component and finished goods inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market value. Winland estimates excess, slow moving and obsolete reserves for inventory on a quarterly basis based upon order demand and production requirements for its major customers and annual reviews for other customers. Management's estimated reserve for slow moving and obsolete inventories was $562,000 and $569,000 as of December 31, 2009 and 2008, respectively. Reserve requirements generally increase as projected demand requirements decrease due to market conditions, technological and product life cycle changes as well as longer than previously expected usage periods. It is possible that significant charges to record inventory at the lower of cost or market may occur in the future if there is a further decline in market conditions.

Long-lived Assets. Net long-lived assets amounted to $4.3 million at December 31, 2009. Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets including the operating and macroeconomic factors that may affect them. The Company uses historical financial information, internal plans and projections and industry information in making such estimates.

While the Company currently believes the expected cash flows from these long-lived assets exceeds the carrying amount, materially different assumptions regarding future performance and discount rates could result in future impairment losses. In particular, if the Company no longer believes it will achieve its long-term projected sales or operating expenses, the Company may conclude in connection with any future impairment tests that the estimated fair value of our long-lived assets are less than the book value and recognize an impairment charge. Such impairment would adversely affect earnings.

Allowance for Doubtful Accounts. Winland evaluates its allowance for uncollectible accounts on a quarterly basis and reviews any significant customers with delinquent balances to determine future collectability. Winland bases its determinations on legal issues, past history, current financial and credit agency reports, and experience. Winland reserves for accounts deemed to be uncollectible in the quarter in which the determination is made. Management believes these values are estimates and may differ from actual results. Winland believes that, based on past history and credit policies, the net accounts receivable are of good quality. Bad debt expense for the year ended December 31, 2009 was $51,000 offset by collection of $60,000 for a previously written off bad debt. Bad debt expense for the year ended December 31, 2008 was $109,000. The Allowance for Doubtful Accounts was $49,000 and $127,000 at December 31, 2009 and 2008, respectively.

Allowance for Rework and Warranty Costs. Winland provides a limited warranty to its OEM customers who require it to repair or replace product that is defective, due to Company workmanship issues, at no cost to the customer. In addition, Winland provides a limited warranty for its proprietary products for a period of one year, which requires Winland to repair or replace defective product at no cost to the customer or refund the purchase price. Reserves are established based on historical experience and analysis for specific known and potential warranty issues. The reserve reflecting historical experience and potential warranty issues is determined based on specific customer experience factors including rate of return by item, average weeks outstanding from production to return, average cost of repair and relation of repair cost to original sales price. Any specific known warranty issues are considered individually. These are analyzed to determine the probability and the amount of financial exposure, and a specific reserve is established. The allowance for rework and warranty costs was $45,000 and $80,000 as of December 31, 2009 and 2008, respectively. The product warranty liability reflects management's best estimate of probable liability under Winland's product warranties and may differ from actual results.

Deferred Taxes. Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on future taxable income during the period that deductible temporary differences and carry-forwards are to be available to reduce taxable income. As of December 31, 2009 and 2008, Winland recorded a $377,000 and $271,000 tax valuation allowance, respectively related to our deferred tax assets because of uncertainties related to the ability to utilize certain Federal and state net loss carry-forwards due to our historical losses and net tax operating loss carry-forward position. The valuation allowance is based on estimates of taxable income by jurisdiction and the period over which Winland's deferred tax assets are recoverable. In addition, Winland reevaluates the technical merits of its tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although Winland believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on Winland's effective tax rate in future periods.

Subsequent events. The Company evaluates events occurring after the date of the financial statements for events requiring recording or disclosure in the financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective September 15, 2009, Winland adopted FASB SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("ASC").* FASB ASC is effective for interim and annual periods ending after September 15, 2009. All accounting literature not included in the Codification will be non-authoritative. The adoption of this FASB ASC did not impact the Company's financial statements or its results of operations.

Effective January 1, 2009, Winland adopted FASB ASC 810, Consolidation. FASB ASC 810 requires all entities to report non-controlling interests as equity in the consolidated financial statements. The adoption of FASB ASC 810 did not have an impact to the Company's financial statements or results of operations.

Effective January 1, 2009, Winland adopted FASB ASC 820, Fair Value Measurements and Disclosures. FASB ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The adoption of FASB ASC 820 did not have an impact to the Company's financial statements.

CAUTIONARY STATEMENTS

Certain statements contained in this Annual Report on Form 10-K and other written and oral statements made from time to time by Winland do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast" and similar words or expressions. Winland's forward- looking statements generally relate to its purchase order levels, building market share in the EMS market, growth strategies, financial results, product development, sales efforts and sufficiency of capital. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed below. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially from results or circumstances described in such forward looking statements. As provided for under the Private Securities Litigation Reform Act of 1995, Winland wishes to caution investors that the following important factors, among others, in some cases have affected and in the future could affect Winland's actual results of operations and cause such results to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by or on behalf of Winland:

- Winland derives a significant portion of its revenues from a limited number of OEM customers that are not subject to long-term contracts with Winland;
- Winland's ability to compete successfully depends, in part, upon the price at which Winland is willing to manufacture a proposed product and the quality of its design and manufacturing services;
- there is no assurance that Winland will be able to continue to obtain contracts from existing and new customers on financially advantageous terms, and the failure to do so could prevent it from achieving the growth it anticipates;
- some of Winland's customers are not large, well-established companies and the business of each customer is subject to various risks such as market acceptance of new products;

- the current economic crisis in the United States and the world has had a negative impact on nearly all businesses, including uncertainty among Winland's customers;

- Winland's current customers may choose to delay or postpone purchases of products from Winland until the economy and their businesses stabilize and this may affect Winland's operating results, financial condition and delay and lengthen sales cycles;

- an overall uncertainty in economic activity may also have a negative impact on Winland's customer's ability to pay for the products or services they purchase from Winland;

- Winland's ability to increase revenues and profits is dependent upon its ability to retain valued existing customers and obtain new customers that fit its customer profile and

- Winland's ability to execute its initiatives to increase sales and expand market share depends upon its ability to develop additional value added capabilities and/or proprietary products and technologies and on the availability of sufficient financing, both equity and debt, to meet fixed and variable costs associated with such growth.

In addition, see "Risk Factors" under Item 1A, which includes a discussion of additional risk factors and a more complete discussion of some of the cautionary statements noted above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are at the pages set forth below:


BAKER TILLY
VIRCHOW KRAUSE

Candor. Insight. Results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Winland Electronics, Inc.
Mankato, Minnesota

We have audited the accompanying balance sheet of Winland Electronics, Inc. as of December 31, 2009, and the related statements of of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winland Electronics, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
March 19, 2010

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Winland Electronics, Inc.

We have audited the accompanying balance sheet of Winland Electronics, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winland Electronics, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Winland Electronics Inc.'s internal control over financial reporting as of December 31, 2008 included in the Company's Annual Report under the caption "Management's Report on Internal Control over Financial Reporting" and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
March 17, 2009

Winland Electronics, Inc.
Balance Sheets
December 31, 2009 and 2008
(In Thousands)

	December 31,	
Assets	**2009**	2008
Current Assets		
Cash and cash equivalents	$ **55**	$ 356
Accounts receivable, less allowance for doubtful accounts of $49 and $127, respectively (Note 9)	**2,823**	3,901
Refundable income taxes (Note 6)	**1,023**	595
Inventories (Note 3)	**3,039**	4,337
Prepaid expenses and other assets	**256**	231
Total current assets	**7,196**	9,420
Property and Equipment, at cost (Note 4)		
Land and land improvements	**383**	383
Building	**3,052**	3,052
Machinery and equipment	**7,001**	7,028
Data processing equipment	**1,198**	1,183
Office furniture and equipment	**460**	466
Unfinished property and equipment	**172**	-
Total property and equipment	**12,266**	12,112
Less accumulated depreciation and amortization	**7,937**	7,201
Net property and equipment	**4,329**	4,911
Total assets	$ **11,525**	$ 14,331

See Notes to Financial Statements.

Winland Electronics, Inc.
Balance Sheets
December 31, 2009 and 2008
(In Thousands, Except Share Data)

Liabilities and Stockholders' Equity	December 31, 2009	December 31, 2008
Current Liabilities		
Revolving line-of-credit	$ 367	$ -
Current maturities of long-term debt (Note 4)	380	392
Accounts payable	1,132	2,457
Accrued liabilities:		
Compensation	369	446
Other	49	121
Total current liabilities	2,297	3,416
Long-Term Liabilities		
Long-term debt, less current maturities (Note 4)	699	1,079
Deferred revenue (Note 5)	122	130
Other long-term tax liabilities (Note 6)	258	129
Total long-term liabilities	1,079	1,338
Total liabilities	3,376	4,754
Commitments and Contingencies (Notes 7, 8 and 10)		
Stockholders' Equity (Notes 7 and 10)		
Common stock, par value $0.01 per share; authorized 20,000,000 shares; issued and outstanding 3,686,435 shares 2009 and 3,669,148 shares 2008	37	37
Additional paid-in capital	5,016	4,913
Retained earnings	3,096	4,627
Total stockholders' equity	8,149	9,577
Total liabilities and stockholders' equity	$ 11,525	$ 14,331

See Notes to Financial Statements.

Winland Electronics, Inc.
Statements of Operations
Years Ended December 31, 2009 and 2008
(In Thousands, Except Share and Per Share Data)

	December 31,	
	2009	2008
Net sales (Note 9)	$ 22,547	$ 28,665
Cost of sales	20,291	25,175
Gross profit	2,256	3,490
Operating expenses:		
General and administrative	2,064	2,243
Sales and marketing	1,549	1,392
Research and development	546	872
	4,159	4,507
Operating loss	(1,903)	(1,017)
Other income (expenses):		
Interest expense	(99)	(126)
Other, net	(10)	26
	(109)	(100)
Loss before income taxes	(2,012)	(1,117)
Income tax benefit (Note 6)	481	89
Net loss	$ (1,531)	$ (1,028)
Loss per common share data:		
Basic and diluted	$ (0.42)	$ (0.28)
Weighted-average number of common shares outstanding:		
Basic and diluted	3,664,395	3,649,661

See Notes to Financial Statements.

Winland Electronics, Inc.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2009 and 2008
(In Thousands, Except Share Data)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance on December 31, 2007	**3,640,741**	**$ 36**	**$ 4,691**	**$ 5,655**	**$ 10,382**
Issuance of common stock in accordance with employee stock purchase plan (Note 7)	8,800	-	11	-	11
Issuance of common stock in accordance with employee stock option plan (Note 7)	19,607	1	15	-	16
Stock-based compensation expense for employee stock purchase plan	-	-	9	-	9
Stock-based compensation expense for stock options	-	-	187	-	187
Net loss	-	-	-	(1,028)	(1,028)
Balance on December 31, 2008	**3,669,148**	**$ 37**	**$ 4,913**	**$ 4,627**	**$ 9,577**
Issuance of common stock in accordance with employee stock purchase plan (Note 7)	17,287	-	10	-	10
Stock-based compensation expense for employee stock purchase plan	-	-	4	-	4
Stock-based compensation expense for stock options	-	-	89	-	89
Net loss	-	-	-	(1,531)	(1,531)
Balance on December 31, 2009	**3,686,435**	**$ 37**	**$ 5,016**	**$ 3,096**	**$ 8,149**

See Notes to Financial Statements.

Winland Electronics, Inc.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008
(In Thousands)

	2009	2008
Cash Flows From Operating Activities		
Net loss	**$ (1,531)**	$ (1,028)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**816**	817
Non-cash stock based compensation	**93**	196
Decrease in allowance for doubtful accounts	**78**	-
Deferred taxes	**-**	118
Loss on disposal of equipment	**22**	-
Changes in operating assets and liabilities:		
Accounts receivable	**1,000**	(465)
Refundable income taxes	**(428)**	(206)
Inventories	**1,298**	371
Prepaid expenses and other assets	**(25)**	22
Accounts payable	**(1,325)**	654
Accrued liabilities, including deferred revenue and other long-term tax liabilities	**(28)**	(553)
Net cash used in operating activities	**(30)**	(74)
Cash Flows From Investing Activities		
Purchases of property and equipment	**(264)**	(237)
Proceeds from sale of property and equipment	**8**	-
Net cash used in investing activities	**(256)**	(237)
Cash Flows From Financing Activities		
Net borrowings on revolving credit agreement	**367**	-
Net principal payments on long-term borrowings, including capital lease obligations	**(392)**	(512)
Proceeds from issuance of common stock	**10**	27
Net cash used in financing activities	**(15)**	(485)
Net decrease in cash	**(301)**	(796)
Cash and cash equivalents		
Beginning of year	**356**	1,152
End of year	**$ 55**	$ 356
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	**$ 104**	$ 124
Cash receipts from income taxes	**$ 183**	$ -
Supplemental Schedule of Noncash Investing and Financing Activities		
Acquisition of property and equipment in accounts payable	**$ -**	$ 74

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Winland Electronics, Inc. ("Winland" or the "Company") designs and manufactures custom electronic controls and assemblies primarily for original equipment manufacturer ("OEM") customers, providing services from early concept studies through complete product realization. The Company operates in two reportable segments, Electronic Manufacturing Services (EMS) and Proprietary Products (Proprietary) as defined by *The Financial Accounting Standards Board "FASB" Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("ASC")* Topic 280 Segment Reporting.

A summary of Winland's significant accounting policies follow:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for obsolete inventories, rework and warranties, valuation of long-lived assets and doubtful accounts. Winland cannot assure that actual results will not differ from those estimates.

Revenue Recognition: In most cases, revenue is recognized from the sale of products and out of warranty repairs when the product is delivered to a common carrier for shipment and title transfers.

A portion of the Company's business involves shipping product to a primary customer's location where it is held in a separate warehouse. Revenue is recognized when that customer notifies Winland that the inventory has been removed from the warehouse and title to the product is transferred.

Revenue recognition occurs for engineering design as services are completed. Winland has an agreement with one particular customer to amortize the cost of engineering design services as part of the piece part cost of the manufactured unit. For the year ended December 31, 2008, the customer paid Winland approximately $31,000 for these services. These payments were classified as unearned revenue and recorded in Other Accrued Liabilities on the balance sheet. There was no unearned revenue as of December 31, 2009.

Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. For all sales, Winland either has a binding purchase order or customer accepted and signed engineering quote as evidence of the arrangement. Winland does not generally accept returns but does provide a limited warranty as outlined below under Allowance for Rework and Warranty Costs. Sales and use taxes are reported on a net basis, excluding them from sales and cost of sales.

Cash and cash equivalents: Cash and cash equivalents include money market mutual funds and other highly liquid investments defined as maturities of three months or less from date of purchase. Winland maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Winland has not experienced any losses in such accounts.

Allowance for Doubtful Accounts: The Company generally requires no collateral from its customer with respect to trade accounts receivable. Invoices are generally due 30 days after presentation. Accounts receivable over 30 days are considered past due. Winland evaluates its allowance for uncollectible accounts on a quarterly basis and reviews any significant customers with delinquent balances to determine future collectability. Winland bases its determinations on legal issues, past history, current financial and credit agency reports, and experience. Winland reserves for accounts deemed to be uncollectible in the quarter in which the determination is made. Management believes these values are estimates and may differ from actual results. Winland believes that, based on past history and credit policies, the net accounts receivable are of good quality. Bad debt expense for the year ended December 31, 2009 was $51,000 offset by collection of $60,000 for a previously written off bad debt. Bad debt expense for the year ended December 31, 2008 was $109,000. The Company writes off accounts receivable when they are deemed uncollectible and record recoveries of trade receivables previously written off when collected. The Allowance for Doubtful Accounts was $49,000 and $127,000 at December 31, 2009 and 2008, respectively.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Inventory Valuation: Raw component and finished goods inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, or market value. Winland estimates excess, slow moving and obsolete reserves for inventory on a quarterly basis based upon order demand and production requirements for its major customers and annual reviews for other customers Management's estimated reserve for slow moving and obsolete inventories was $562,000 and $569,000 as of December 31, 2009 and 2008, respectively.

Depreciation: Depreciation is computed using the straight-line method based on the estimated useful lives of the various assets, as follows:

	Years
Land improvements	17 – 20
Building	39 – 40
Machinery and equipment	5 – 7
Data processing equipment	3 – 7
Office furniture and equipment	3 – 7

Long-lived assets: Net long-lived assets amounted to $4.3 million at December 31, 2009. Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets including the operating and macroeconomic factors that may affect them. The Company uses historical financial information, internal plans and projections and industry information in making such estimates. While the Company currently believes the expected cash flows from these long-lived assets exceeds the carrying amount, materially different assumptions regarding future performance and discount rates could result in future impairment losses. In particular, if the Company no longer believes it will achieve its long-term projected sales or operating expenses, the Company may conclude in connection with any future impairment tests that the estimated fair value of our long-lived assets are less than the book value and recognize an impairment charge. Such impairment would adversely affect earnings. There were no impairment losses recognized in 2009 or 2008.

Allowance for Rework and Warranty Costs: Winland provides a limited warranty to its OEM customers who require it to repair or replace product that is defective, due to Company workmanship issues, at no cost to the customer. In addition, Winland provides a limited warranty for its proprietary products for a period of one year, which requires Winland to repair or replace defective product at no cost to the customer or refund the purchase price. Reserves are established based on historical experience and analysis for specific known and potential warranty issues. The reserve reflecting historical experience and potential warranty issues is determined based on specific customer experience factors including rate of return by item, average weeks outstanding from production to return, average cost of repair and relation of repair cost to original sales price. Any specific known warranty issues are considered individually. These are analyzed to determine the probability and the amount of financial exposure, and a specific reserve is established. The allowance for rework and warranty costs was $45,000 and $80,000 as of December 31, 2009 and 2008, respectively. The product warranty liability reflects management's best estimate of probable liability under Winland's product warranties and may differ from actual results.

Changes in Winland's warranty liability, which is included in other accrued liabilities on the balance sheets, are approximately as follows:

	Years Ended December 31	
	2009	2008
Balance, beginning	$ 80,000	$ 160,000
Accruals for products sold	106,000	209,000
Expenditures incurred	(102,000)	(272,000)
Change in estimate	(39,000)	(17,000)
Balance, ending	$ 45,000	$ 80,000

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Income taxes are accounted for in accordance with FASB ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred income tax assets, Winland considers whether it is "more likely than not," according to the criteria that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Per FASB ASC 740-10-25-5 Winland recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Fair value of financial instruments: Management estimates that the carrying value of long-term debt approximates fair value, estimated based on interest rates for the same or similar debt offered to Winland having the same or similar remaining maturities and collateral requirements. The carrying values of cash, accounts receivable, accounts payable and revolving line-of-credit approximate their fair value due to the short-term nature of these instruments.

Loss per common share: Basic loss per common share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period, including potentially dilutive shares such as the options and warrants to purchase shares of common stock at various amounts per share (see Note 7). For years ended December 31, 2009 and 2008, the diluted loss per share was the same as basic loss per share since the effects of options and warrants would have been anti-dilutive. The diluted share calculation excluded 402,500 and 480 weighted average shares for the years ended December 31, 2009 and 2008, respectively, as inclusion of these shares would have been anti-dilutive.

Employee stock based compensation plans: At December 31, 2009, Winland had stock-based compensation plans, which are described more fully in Note 7. Winland accounts for these plans under FASB ASC Topic 718-50, Employee Share Purchase Plans.

Research and development expense: Winland expenses research and development costs as incurred. Research and development expenses of $546,000 and $872,000 were charged to operations during the years ended December 31, 2009 and 2008, respectively.

Advertising expense: Advertising is expensed as incurred and was $52,000 and $69,000 for the years ended December 31, 2009 and 2008, respectively.

Subsequent events: The Company evaluates events occurring after the date of the financial statements for events requiring recording or disclosure in the financial statements.

Recently issued accounting pronouncements: Effective September 15, 2009, Winland adopted FASB SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("ASC")*. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. All accounting literature not included in the Codification will be non-authoritative. The adoption of this FASB ASC did not impact the Company's financial statements or its results of operations.

Effective January 1, 2009, Winland adopted FASB ASC 810, Consolidation. FASB ASC 810 requires all entities to report non-controlling interests as equity in the consolidated financial statements. The adoption of FASB ASC 810 did not impact the Company's financial statements or results of operations.

Effective January 1, 2009, Winland adopted FASB ASC 820, Fair Value Measurements and Disclosures. FASB ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value and expands disclosures about fair value measurements. The adoption of FASB ASC 820 did not impact the Company's financial statements.

Note 2. Segment Reporting

Effective January 1, 2008, the Company began reporting results of operations by two unique reportable segments, Electronic Manufacturing Services (EMS) and Proprietary Products (Proprietary). The Company evaluates the performance of operating segments and allocates resources based on profit and loss from operations.

The Company's EMS segment consists of the design and manufacturing of printed circuit board assemblies and higher level products sold mainly to Original Equipment Manufacturer (OEM) customers. Winland offers complete solutions to OEM customer needs by providing value-added services that complement its contract manufacturing capabilities. This is part of a "concept to product realization" strategy, the elements of which may include product concept studies, product design, printed circuit board design, design for manufacturing, higher level assembly and box build, repair service, and legacy support. These services differentiate Winland from many competitors and are intended to increase customer satisfaction, confidence, and loyalty. Winland views EMS customers as strategic partners and works to provide these partners with high level customer care and technical services.

The Company's Proprietary segment represents an established family of environmental security products that can monitor critical environments including simple and sophisticated microprocessor and mechanically controlled sensors and alarms. These products monitor and detect critical environmental changes, such as changes in temperature or humidity, water leakage and power failures.

The Company's remaining activities are included in "Other". These are unallocated corporate level expenses, which include costs related to the administrative functions performed in a centralized manner and not attributable to particular segments (e.g., executive compensation expense, accounting, human resources and information technology support), are reported in the reconciliation of the segment totals to consolidated totals as "Other" items.

Segment assets or other balance sheet information are not presented to the Company's chief operating decision maker. Accordingly, the Company has not presented information relating to segment assets. The following table presents net sales and operating income (loss) by reportable segment.

WINLAND ELECTRONICS, INC.
SEGMENT REPORTING

($ in thousands)	EMS	Proprietary	Other	Total
Three months ended December 31, 2009 (unaudited)				
Net sales	$ 3,719	$ 819	$ -	$ 4,538
Gross Margin	(37)	305	-	268
Operating income (loss)	(330)	151	(427)	(606)
Three months ended December 31, 2008 (unaudited)				
Net sales	$ 7,102	$ 661	$ -	$ 7,763
Gross Margin	731	274	-	1,005
Operating income (loss)	476	60	(474)	62
Twelve months ended December 31, 2009				
Net sales	$ 19,356	$ 3,191	$ -	$ 22,547
Gross Margin	422	1,328	-	1,750
Operating income (loss)	(103)	264	(2,064)	(1,903)
Twelve months ended December 31, 2008				
Net sales	$ 25,292	$ 3,373	$ -	$ 28,665
Gross Margin	1,834	1,374	-	3,208
Operating income (loss)	1,099	127	(2,243)	(1,017)

Note 3. Inventories

The components of inventories at December 31, 2009 and 2008 were as follows:

	December 31	
	2009	2008
Raw materials	$ 2,202,000	$ 2,923,000
Work in progress	275,000	423,000
Finished goods	562,000	991,000
Total	$ 3,039,000	$ 4,337,000

Note 4. Financing Arrangement and Long-Term Debt

Winland has a $2,500,000 revolving line of credit agreement which expires on June 28, 2010. Advances are due on demand, secured by substantially all Company assets, and are subject to a defined borrowing base equal to 80% of qualified accounts receivable. Interest on advances accrues at the minimum of 5.0% or the monthly LIBOR rate plus three and one half percent (3.5%). As of December 31, 2009, interest was accrued at the minimum of 5.0%. As of December 31, 2009, $367,000 was outstanding on the revolving line of credit agreement with no balances outstanding at December 31, 2008. At December 31, 2009, $1,650,000 was available for borrowing under the terms of this agreement. See also (a) following.

The following is a summary of long-term debt:

	December 31	
	2009	2008
6.44% mortgage note payable, due in monthly installments of $11,373, including interest, to October 1, 2014, secured by property (a),(b)	$ 552,000	$ 649,000
6.50% note payable, paid in full in 2009	-	39,000
Capital lease obligations bearing interest ranging from 6.25% to 8.01%, due in monthly installments of $1,138 to $6,426, to December 2012, secured by equipment	527,000	783,000
	$ 1,079,000	$ 1,471,000
Less current maturities	380,000	392,000
Total long-term debt	$ 699,000	$ 1,079,000

(a) These agreements have certain financial and non-financial covenants, which, among others, require the Company to maintain a minimum tangible net worth, a maximum leverage ratio, a maximum debt to tangible net worth, a minimum cash flow coverage ratio, imposes limits on capital expenditures and disallows the declaration or payment of dividends.

(b) As of December 31, 2009 and 2008, Winland was in violation of the minimum cash flow coverage covenant for this agreement. The issuing financial institution has granted a waiver of this covenant as of December 31, 2009 and 2008.

Note 4. Financing Arrangement and Long-Term Debt (Continued)

Approximate maturities of long-term debt and future minimum lease payments on capital leases for years subsequent to December 31, 2009, are as follows:

	Long-term Debt	Capital leases
2010	$ 104,000	$ 307,000
2011	111,000	231,000
2012	118,000	30,000
2013	126,000	-
2014	93,000	-
Thereafter	-	-
Total	$ 552,000	$ 568,000
Less amount representing interest		41,000
Present value of net minimum lease payments		527,000
Less current portion		276,000
Long-term portion		$ 251,000

The cost and accumulated depreciation of assets acquired under capital leases at December 31, 2009 and 2008 were as follows:

	2009	2008
Cost	$ 1,711,000	$ 1,714,000
Accumulated amortization	1,074,000	924,000
Net leased property under capital leases	$ 637,000	$ 790,000

Amortization of capital leases is included in depreciation expense.

Note 5. Deferred Revenue

During 1994, Winland and the city of Mankato entered into a tax increment financing agreement for the construction of its operating facility. In connection with this agreement, the city donated land improvements to Winland with a fair value of $270,009. The fair value of land improvements donated was accounted for as deferred revenue and is being amortized over 39 years, which is the life of the building.

Note 6. Income Taxes

Components of income tax benefit are as follows:

	Year Ended December 31	
	2009	2008
Current benefit	$ 481,000	$ 207,000
Deferred expense	-	(118,000)
	$ 481,000	$ 89,000

Note 6. Income Taxes (Continued)

The statutory income tax rate reconciliation to the effective rate is as follows:

	December 31	
	2009	2008
Statutory U.S. income tax rate	(34) %	(34) %
State benefit (tax), net of federal tax effect	(4)	(4)
Research and Development Credits	6	-
Change in Valuation Allowance	4	24
Other, including permanent differences	4	6
Effective income tax benefit rate	(24) %	(8) %

Deferred tax assets (liabilities) consist of the following components as of December 31, 2009 and 2008:

	December 31	
	2009	2008
Deferred tax assets:		
Inventory	$ 269,000	$ 275,000
Allowance for doubtful accounts	19,000	49,000
Non-qualified stock options	73,000	69,000
Accrued expenses	59,000	105,000
Research Credit Carryover	137,000	116,000
Net operating loss carryforward	132,000	57,000
Other	20,000	16,000
Valuation Allowance	(377,000)	(271,000)
	332,000	416,000
Deferred tax liabilities:		
Property and equipment	(288,000)	(367,000)
Prepaid expenses	(44,000)	(49,000)
	(332,000)	(416,000)
Net deferred tax assets	$ -	$ -

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Winland records a tax valuation allowance when it is more likely than not that it will not be able to recover the value of its deferred tax assets. For the years ended December 31, 2009 and 2008, Winland recorded tax valuation allowances of $106,000 and $271,000, respectively, against its deferred tax assets. The tax effect of the Company's valuation allowance for deferred tax assets is included in the annual effective tax rate. As of December 31, 2009 and 2008, the Company calculated its estimated annualized effective tax benefit rate at 24% and 8%, respectively. The Company recognized an income tax benefit of $481,000 (net of the valuation allowance and an adjustment to unrecognized tax benefits of $129,000) based on its $2,012,000 pre-tax loss for year ended 2009 compared to an income tax benefit of $89,000 (net of the valuation allowance) based on its $1,117,000 pre-tax loss for year ended 2008.

Winland recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Note 6. Income Taxes (Continued)

The Company files income tax returns in the U.S. federal and state jurisdictions and is currently under examination by the Internal Revenue Service (IRS) for its 2004 through 2007 tax years and the State of Minnesota for its 2003 through 2006 tax years. The Company recognized a $301,000 reduction in income tax expense as of December 31, 2007 for credits filed with the Internal Revenue Service and the State of Minnesota for tax years 2003 through 2007, net of $129,000 reserve for FASB ASC 740, *Income Taxes*. An additional $129,000 of unrecognized tax benefits was recorded for the year ended December 31, 2009 for changes in estimate on positions taken in these open years. The years 2004 through 2009 remain open for examination by other state agencies. A reconciliation of the unrecognized tax benefit is as follows:

	2009	2008
Beginning Balance	$129,000	$129,000
Additions for tax positions taken for open tax years	129,000	-
Ending Balance	$258,000	$129,000

The Company recognizes interest accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within interest expense. The Company recognizes penalties accrued on unrecognized tax benefits within general and administrative expenses. As of December 31, 2009 and 2008, the Company recognized no interest or penalties related to uncertain tax positions due to their insignificance to its financial position and results of operations.

At December 31, 2009, the Company had no net operating loss carryforwards for federal purposes and $2,071,000 for state income tax purposes that are available to offset future taxable income and begin to expire in the year 2022. At December 31, 2009, the Company had federal and Minnesota research and development tax credit carryforwards of $135,000 and $39,000, respectively, which begin to expire in the years 2026 and 2022, respectively.

Given the fact that the Company is currently under audit by the IRS and the State of Minnesota, it is possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next year. An estimate of the range of such gross changes cannot be made at this time. The Company expects that any changes would have a significant impact on its effective tax rate and expected cash receipts for income taxes refundable within the next year.

Note 7. Warrants and Stock-Based Compensation Plans

Warrants: The Company has warrants outstanding to purchase 12,500 shares of common stock at a weighted average exercise price of $3.52 per share. These warrants were granted prior to 2007 and expire at various dates commencing February 1, 2009.

Employee stock purchase plan: The 1997 Employee Stock Purchase Plan (ESPP) has provided Winland employees the opportunity to purchase common stock through payroll deductions. The purchase price is set at the lower of 85% of the fair market value of common stock at the beginning of the participation period or 85% of the fair market value on the purchase date. The participation periods have a 6-month duration beginning in January and July of each year. A total of 300,000 shares of common stock were authorized for issuance under the ESPP of which 127,085 have been issued. Winland issued 17,287 and 8,800 shares for the years ended December 31, 2009 and 2008, respectively, incurring $4,000 and $9,000 of compensation expense under this plan for those years.

Stock option plans: As of December 31, 2008, Winland had one equity-based compensation plan, the 2008 Equity Incentive Plan, from which stock-based compensation awards can be granted to eligible employees, officers or directors. Previous to this plan, stock-based compensation awards were granted from the 2005 Equity Incentive Plan. The plans are as follows:

2008 Equity Incentive Plan – This plan provides awards in the form of incentive stock options, nonqualified stock options, and restricted stock. Currently, this is the only plan under which awards are authorized for grant. As amended by the shareholders in May 2009, up to 500,000 shares are authorized for issuance under the plan. Awards issued under the plan as of December 31, 2009 include 137,000 shares of incentive stock options and 44,000 nonqualified stock options of which 181,000 are outstanding and 69,000 of which are vested at December 31, 2009. The exercise price is equal to the fair market value of Winland's common stock at the date of grant. Options generally vest over five years and have a contractual life up to 10 years. Option awards provide for accelerated vesting if substantially all of Winland's assets are transferred through an acquisition, merger, reorganization or other similar change of control transaction.

Note 7. Warrants and Stock-Based Compensation Plans (Continued)

2005 Equity Incentive Plan – This plan provided grants in the form of incentive stock options, nonqualified stock options, and restricted stock. This plan was terminated as to future grants in May 2008. As of December 31, 2009, there were 209,000 options outstanding under this plan of which 114,800 are vested.

Winland uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards with the following weighted-average assumptions for the indicated periods.

	December 31	
	2009	2008
Expected life, in years	5-10	5-10
Expected volatility	81.9%	69.5%
Risk-free interest rate	2.6%	3.3%
Dividend yield	0.0%	0.0%

Winland calculates the expected life of awards using historical data to estimate option exercises and employee terminations. Expected volatility is based on daily historical fluctuations of Winland's common stock using the closing market value for the number of days of the expected term immediately preceding the grant. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for a bond with a similar term.

Winland receives a tax deduction for certain stock option exercises and disqualifying stock dispositions during the period the options are exercised or the stock is sold, generally for the excess of the price at which the options are sold over the exercise prices of the options. In accordance with FASB ASC 718-10-50-1, Winland revised its presentation in the Statements of Cash Flows to report any tax benefit from the exercise of stock options as financing cash flows. For the years ended December 31, 2009 and 2008, there were no such stock option exercises and disqualifying stock dispositions.

Net cash proceeds from the exercise of stock options were $16,000 for the year ended December 31, 2008 with no options being exercised in 2009.

The following table represents stock option activity for the years ended December 31, 2009 and 2008:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding options at January 1, 2008	371,100	$ 3.10		
Granted	233,500	1.72		
Exercised	(8,800)	1.27		
Forfeited	(127,000)	3.13		
Outstanding options at December 31, 2008	468,800	$ 2.44	5.30 Yrs	$2,000
Exercisable at December 31, 2008	154,000	$ 3.01	4.89 Yrs	$2,000
Outstanding options at January 1, 2009	468,800	$ 2.44		
Granted	34,000	0.65		
Exercised	-	-		
Forfeited	(112,800)	2.66		
Outstanding options at December 31, 2009	390,000	$ 2.22	5.30 Yrs	$8,500
Exercisable at December 31, 2009	183,800	$ 2.51	5.74 Yrs	$4,000

Note 7. Warrants and Stock-Based Compensation Plans (Continued)

The aggregate intrinsic value of options outstanding and options exercisable is based upon the Company's closing stock price on the last trading day of the fiscal year for the in-the-money options.

The total intrinsic value of options exercised during the year ended December 31, 2008 was $5,000. No options were exercised during the year ended December 31, 2009.

The weighted average fair value of stock options granted with an exercise price equal to the deemed stock price on the date of grant during 2009 and 2008 was $0.65 and $1.13, respectively.

At December 31, 2009, there was $102,000 of unrecognized compensation cost, adjusted for estimated forfeitures, related to share-based payments which is expected to be recognized over a weighted-average period of 2.1 years and will be adjusted for any future changes in estimated forfeitures.

Note 8. Employee Benefit Plans

Pension plan: Winland has a qualified defined contribution 401(k) profit-sharing plan for its employees who meet certain age and service requirements. Employees are allowed to make contributions of up to 15% of their eligible compensation. The plan also provides for a Company-sponsored as determined by the Board of Directors. Winland contributed approximately $31,000 and $103,000 to the plan for the years ended December 31, 2009 and 2008, respectively. In addition, Winland may make additional discretionary contributions to the plan to the extent authorized by the Board of Directors. There were no discretionary contributions to the plan for the years ended December 31, 2009 and 2008.

Health Savings Account: Winland has a health savings account plan for its employees who meet certain service requirements. The plan provides for Winland to make contributions equal to one-half the deductible limit elected by the employee. The employee may also make contributions equal to one-half the deductible limit elected. Winland makes contributions to the plan on a quarterly basis on the first day of each quarter. The contributions cannot be refunded to Winland if the employee's employment with Winland is terminated voluntarily or involuntarily. Winland contributed approximately $130,000 and $175,000 to the plan for the years ended December 31, 2009 and 2008, respectively.

Note 9. Major Customers

Winland has customers which accounted for more than 10 percent of net sales for the years ended December 31, 2009 and 2008, as follows:

	2009	2008
Sales percentage:		
Customer A	39%	33%
Customer B	12%	11%
Customer C	11%	4%
Customer D	6%	16%
Accounts receivable percentage at December 31:		
Customer A	33%	40%
Customer B	21%	12%
Customer C	5%	2%
Customer D	2%	9%

Customer D allowed its contract with Winland to expire in March 2009. Winland worked with Customer D to transition existing raw and finished inventories to its new supplier during 2009. As of December 31, 2009, $79,000 of raw inventory was on hand related to Customer D which its new supplier issued a purchase order for to ship in 2010.

Note 10. Shareholder Rights Plan

On December 9, 2003, Winland's Board of Directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock of Winland held by the shareholders of record as of the close of business on December 31, 2003. Each right entitles its holder to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $36. The rights will only be exercisable if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15 percent or more of Winland's outstanding common stock. The rights are nonvoting, pay no dividends, expire on December 9, 2013, and may be redeemed by Winland for $0.001 per right at any time before the 15th day (subject to adjustment) after a 15 percent position is acquired. The rights have no effect on earnings per share until they become exercisable.

After the rights are exercisable, if Winland is acquired in a merger or other business combination, or if 50% or more of Winland's assets are sold, each right will entitle its holder (other than the acquiring person or group) to purchase, at the then current exercise price, common stock of the acquiring entity having a value of twice the exercise price. In connection with the adoption of the Shareholder Rights Plan, the Board of Directors has designated 60,000 shares of previously undesignated stock as Series A Junior Participating Preferred Stock. The shares have a par value of $0.01 per share and a liquidation value equal to the greater of $100 or 100 times the aggregate amount to be distributed per share to holders of common stock. Shares of Series A Junior Participating Preferred Stock are not convertible into shares of Winland's common stock. Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share or an aggregate dividend of 100 times the dividend declared per share of common stock. Each share of Series A Junior Participating Preferred Stock has 100 votes. In the event of any merger, consolidation or other transaction in which common stock is exchanged; each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. There are no shares of Series A Junior Participating Preferred Stock outstanding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Winland's principal executive and financial officers evaluated its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based upon that evaluation, they concluded as of December 31, 2009, that Winland's disclosure controls and procedures were effective to ensure that information it is required to disclose in the reports that Winland files under the Exchange Act is recorded, processed, summarized and reported within time periods specified in Securities and Exchange Commission rules and forms. In addition, principal executive and financial officers concluded as of December 31, 2009 that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that Winland files or submits under the Exchange Act is accumulated and communicated to its management, including Winland's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Winland's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Winland's internal control system over financial reporting is designed by, or under the supervision of, its chief executive officer and chief financial officer, and is effected by its board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Winland's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that transactions are made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Winland's management assessed the effectiveness of Winland's internal control over financial reporting as of December 31, 2009. In making this assessment, Winland's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, Winland's management concluded that its internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control.

None.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is incorporated by reference to Winland's definitive proxy statement for its 2010 Annual Meeting of Shareholders under the captions "Executive Compensation" and "Corporate Governance – Compensation to Non-Employee Directors."

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to Winland's definitive proxy statement for its 2010 Annual Meeting of Shareholders under the captions "Executive Compensation" and "Corporate Governance – Compensation to Non-Employee Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 relating to security ownership of certain holders is incorporated by reference to Winland's definitive proxy statement for its 2010 Annual Meeting of Shareholders under the caption "Principal Shareholders and Management Shareholdings."

The following table provides information concerning Winland's equity compensation plans as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	390,000	$2.22	491,915 (1)
Equity compensation plans not approved by security holders (2)	12,500	$3.52	0
TOTALS	402,500	$2.26	491,915

(1) Includes 172,915 shares available for issuance under Winland's 1997 Employee Stock Purchase Plan.

(2) The plans consist of three warrant agreements to purchase shares of Winland's Common Stock issued in 2006 as partial consideration for consulting services to the following: (i) Board Assets, Inc., a board evaluation and consulting firm – warrant to purchase 5,000 shares of common stock, which warrant vests upon performance of certain services and expires on February 16, 2016 (2,500 shares vested on July 17, 2006, and the remaining shares did not vest because the consulting arrangement has been terminated); and (ii) each of two principals of Genoa Business Advisors, LLC, a business consulting firm – warrant to purchase 10,000 shares, which vest in 5,000-share increments upon performance of certain services and expire on September 6, 2011 (10,000 shares vested on January 19, 2007, and the remaining shares did not vest because the consulting arrangement has been terminated).

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to Winland's definitive proxy statement for its 2010 Annual Meeting of Shareholders under the captions "Corporate Governance" and "Certain Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated by reference to Winland's definitive proxy statement for its 2010 Annual Meeting of Shareholders under the caption "Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included in this report: See "Exhibit Index to Form 10-K" following the signature page of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Winland has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winland Electronics Inc.

Dated: March 19, 2010

/s/ Thomas J. de Petra
Thomas J. de Petra
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of Winland, in the capacities, and on the dates, indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints Thomas J. de Petra and Glenn A. Kermes as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature and Title	**Date**
/s/ Thomas J. de Petra Thomas J. de Petra President and Chief Executive Officer (Principal Executive Officer)	March 19, 2010
/s/ Glenn A. Kermes Glenn A. Kermes Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)	March 19, 2010
/s/ Thomas J. Goodmanson Thomas J. Goodmanson Director	March 19, 2010
/s/ Thomas J. Brady Thomas J. Brady Director	March 19, 2010
/s/ Richard T. Speckmann Richard T. Speckmann Director	March 19, 2010
/s/ Lorin E. Krueger Lorin E. Krueger Director	March 19, 2010

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

EXHIBIT INDEX TO FORM 10-K

For the Fiscal Year Ended December 31, 2009 | Commission File No.: 1-15637

WINLAND ELECTRONICS, INC.

Exhibit Number	Item
3.1	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3.1 to Form 10-KSB for the fiscal year ended December 31, 1994)
3.2	Restated Bylaws (Incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K dated March 5, 2001)
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock – See Exhibit 4.2
4.1	Specimen of Common Stock certificate (Incorporated by reference to Exhibit 4 to Registration Statement on Form S-4, SEC File No. 33-31246)
4.2	Rights Agreement dated December 9, 2003 between the Company and Wells Fargo Bank Minnesota, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to the Form 8-A Registration Statement No. 001-15637 filed on December 10, 2003)
4.3	First Amendment to Rights Agreement dated December 1, 2004 by and among the Company, Wells Fargo Bank, N.A. and Registrar and Transfer Company (Incorporated by reference to Exhibit 4.2 to Form 8-A/A-1 Registration Statement No. 001-15637 filed December 3, 2004)
10.1	Winland Electronics, Inc. 1997 Employee Stock Purchase Plan as amended June 17, 2003 (Incorporated by reference to Exhibit 10.1 to Form 10-QSB for the quarter ended June 30, 2003)**
10.2	Winland Electronics, Inc. 1997 Stock Option Plan (Incorporated by reference to Exhibit 10.2 to Form 10-QSB for the quarter ended June 30, 1997)**
10.3	Form of Incentive Stock Option Plan under 1997 Stock Option Plan (Incorporated by reference to Exhibit 10.3 to Form 10-QSB for the quarter ended June 30, 1997)**
10.4	Form of Nonqualified Stock Option Plan under 1997 Stock Option Plan (Incorporated by reference to Exhibit 10.4 to Form 10-QSB for the quarter ended June 30, 1997)**

10.5	Credit and Security Agreement between the Company and M&I Marshall & Ilsley Bank (M&I), dated June 30, 2003 and Note dated June 30, 2003 in the principal amount of $2,500,000 in favor of M&I (Incorporated by reference to Exhibit 10.1 to Form 10-QSB for quarter ended June 30, 2003)
10.6	Term Note in the principal amount of $1,000,000 dated September 30, 2004 in favor of U.S. Bank, N.A. (Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K dated September 30, 2004 and filed on October 6, 2004)
10.7	Term Loan Agreement dated September 30, 2004 between the Company and U.S. Bank, N.A. (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K dated September 30, 2004 and filed on October 6, 2004)
10.8	Addendum to Term Loan Agreement and Note dated September 30, 2004 between the Company and U.S. Bank, N.A.(Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K dated September 30, 2004 and filed on October 6, 2004)
10.9	Mortgage, Security Agreement and Assignment of Rents dated September 30, 2004 bet in favor of U.S. Bank, N.A. (Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K dated September 30, 2004 and filed on October 6, 2004)
10.10	2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated May 10, 2005 and filed on May 13, 2005)
10.11	Form of Incentive Stock Option Agreement under the 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated May 10, 2005 and filed on May 13, 2005)
10.12	Form of Nonqualified Stock Option Agreement under the 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K dated May 10, 2005 and filed on May 13, 2005)
10.13	Form of Restricted Stock Agreement under the 2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K dated May 10, 2005 and filed on May 13, 2005)
10.14	Amendment No. 1 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated April 15, 2004 and Term Note dated April 15, 2004 (Incorporated by reference to Exhibit 10.1 to Form 10-QSB for quarter ended June 30, 2005)
10.15	Amendment No. 2 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 25, 2004 (Incorporated by reference to Exhibit 10.2 to Form 10-QSB for quarter ended June 30, 2005)
10.16	Amendment No. 3 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated August 3, 2004 (Incorporated by reference to Exhibit 10.3 to Form 10-QSB for quarter ended June 30, 2005)
10.17	Amendment No. 4 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated February 23, 2005 (Incorporated by reference to Exhibit 10.4 to Form 10-QSB for quarter ended June 30, 2005)

10.18	Amendment No. 5 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated April 4, 2005 (Incorporated by reference to Exhibit 10.5 to Form 10-QSB for quarter ended June 30, 2005)
10.19	Amendment No.6 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 23, 2005 (Incorporated by reference to Exhibit 10.6 to Form 10-QSB for quarter ended June 30, 2005)
10.20	Amendment No.7 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 23, 2005 (Incorporated by reference to Exhibit 10.2 to Form 10-QSB for quarter ended June 30, 2006)
10.21	Amendment No.8 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 23, 2005 (Incorporated by reference to Exhibit 10.3 to Form 10-QSB for quarter ended June 30, 2006)
10.22	Master Lease Agreement between the Company and M&I Marshall & Ilsley Bank dated June 28, 2006 (Incorporated by reference to Exhibit 10.1 to Form 10-QSB for quarter ended June 30, 2006)
10.23	Compensation Arrangements for Directors as of January 1, 2006 (Incorporated by reference to Exhibit 10.28 to Form 10-KSB for year ended December 31, 2005)**
10.24	Employment Agreement dated January 23, 2007 between the Company and Lorin E. Krueger (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 23, 2007) **
10.25	Employment Agreement dated January 23, 2007 between the Company and Glenn A. Kermes (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K dated January 23, 2007) **
10.26	Employment Agreement dated February 5, 2007 between the Company and Terry E. Treanor (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated February 5, 2007) **
10.27	Employment Agreement dated February 14, 2007 between the Company and Dale A. Nordquist (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated February 14, 2007) **
10.28	Employment Agreement dated February 3, 2007 between the Company and Gregory W. Burneske (Incorporated by reference to Exhibit 10.29 to Form 10-KSB for year ended December 31, 2006) **
10.29	Amendment No.9 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated June 29, 2007)
10.30	Amendment No.10 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated September 30, 2007 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated October 22, 2007)
10.31	Separation Agreement between the Company and Lorin E. Krueger dated October 30, 2007 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated October 30, 2007)**
10.32	Amendment to Employment Agreement between the Company and Glenn A. Kermes dated December 31, 2007 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 31, 2007)**
10.33	Separation Agreement between the Company and Terry E. Treanor dated February 13, 2008 (Incorporated by reference to Exhibit 10.35 to Form 10-K for year ended December 31, 2008) **

10.34	Employment Agreement dated May 6, 2008 between the Company and Thomas J. de Petra (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated May 8, 2008) **
10.35	Winland Electronics, Inc. 1997 Employee Stock Purchase Plan as amended May 6, 2006 (Incorporated by reference to Form S-8 dated September 5, 2008)**
10.36	2008 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated May 6, 2008 and filed on May 12, 2008)**
10.37	Amendment No.11 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated June 30, 2008 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated June 30, 2008 and filed on July 25, 2008)
10.38	Amendment No.12 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated October 27, 2008 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the period ended September 30, 2008)
10.39	Winland Electronics, Inc. 2008 Equity Incentive Plan as amended May 5, 2009 (Incorporated by reference to Form S-8 dated June 10, 2009)**
10.40	Amendment No.13 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated Jun 30, 2009 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated and filed on June 30, 2009)
10.41	Amendment No.14 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated September 30, 2009 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated September 30, 2009 and filed on October 6, 2009)
10.42	Amendment No.15 to Credit Agreement between the Company and M&I Marshall & Ilsley Bank dated December 31, 2009 (Incorporated by reference to Exhibit 10.1 to Form 8-K dated December 31, 2009 and filed on January 6, 2010)
23.1*	Consent of Baker Tilly Virchow Krause, LLP
23.2*	Consent of McGladrey & Pullen, LLP
24.1*	Power of Attorney for Thomas J. de Petra, Glenn A. Kermes, Lorin E. Krueger, Richard T. Speckmann, Thomas J. Goodmanson, Thomas J. Brady (included on signature page of this Form 10-K)
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act
32.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.
** Management agreement or compensatory plan or arrangement.

EXHIBIT 31.1

SARBANES-OXLEY SECTION 302 CERTIFICATION

I, Thomas J. de Petra, certify that:

1. I have reviewed this Form 10-K of Winland Electronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 19, 2010

/s/ Thomas J. de Petra
Thomas J. de Petra
President and Chief Executive Officer

EXHIBIT 31.2

SARBANES-OXLEY SECTION 302 CERTIFICATION

I, Glenn A. Kermes, certify that:

1. I have reviewed this Form 10-K of Winland Electronics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 19, 2010

/s/ Glenn A. Kermes
Glenn A. Kermes
Chief Financial Officer and Executive Vice President

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Winland Electronics, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Thomas J. de Petra, Interim Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 19, 2010

/s/ Thomas J. de Petra
Thomas J. de Petra
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Winland Electronics, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Glenn A. Kermes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 19, 2010

/s/ Glenn A. Kermes
Glenn A. Kermes
Chief Financial Officer and Executive Vice President

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WINLAND ELECTRONICS, INC.

1950 Excel Drive
Mankato, Minnesota 56001

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 4, 2010

Notice is hereby given that the 2010 Annual Meeting of Shareholders of Winland Electronics, Inc., a Minnesota corporation, will be held on Tuesday, May 4, 2010 at 3:30 p.m. Attend the 2010 Annual Meeting online, vote your shares electronically and submit questions during the meeting, by visiting *www.virtualshareholdermeeting.com/WEX* and be sure to have your 12-Digit Control Number to enter the meeting.

The meeting will be held for the following purposes:

(1) to elect five (5) directors to hold office until the Annual Meeting of Shareholders in the year 2011 and until their successors are duly elected and qualified;

(2) to set the number of members of the Board of Directors at five (5);

(3) to ratify the appointment of Baker Tilly Virchow Krause, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and

(4) to transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Shareholders of record at the close of business on March 9, 2010, are entitled to notice of, and to vote at, the 2010 Annual Meeting. Each shareholder is entitled to one vote for each share of common stock held at that time. A list of these shareholders will be open for examination by any shareholder for any purpose germane to the 2010 Annual Meeting for a period of 10 days prior to the meeting at our principal executive office at 1950 Excel Drive, Mankato, Minnesota 56001 and electronically during the 2010 Annual Meeting at *www.virtualshareholdermeeting.com/WEX* when you enter your 12-Digit Control Number.

You can vote by proxy by Internet, telephone or mail by following the instructions set forth below:

Voting by Internet: You can vote at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 12-digit control number included on your proxy card.

Voting by Telephone: You can vote using touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 12-digit control number included on your proxy card.

Voting by Mail: You may complete, sign and return by mail the proxy card sent to you together with the printed copies of the proxy materials. The proxy card should be mailed to Vote Processing, c/o Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717. Please vote as soon as possible to record your vote promptly, even if you plan to attend the 2010 Annual Meeting on the Internet.

By Order of the Board of Directors,

Thomas J. Goodmanson
Chairman

Mankato, Minnesota
March 25, 2010

[This Page Intentionally Left Blank.]

Winland Electronics, Inc.
1950 Excel Drive
Mankato, Minnesota 56001

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 4, 2010

This Proxy Statement is furnished to the shareholders of Winland Electronics Inc. (the " *Company* " or " *Winland*") in connection with the solicitation of proxies by the Board of Directors of the Company (the " *Board of Directors* " or the " *Board* ") for use at the Annual Meeting of Shareholders of the Company to be held on May 4, 2010, at 3:30 p.m. (the " *2010 Annual Meeting* " or the " *Meeting* "), for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

ATTENDING THE ANNUAL MEETING

Winland will be hosting the 2010 Annual Meeting live via the Internet. A summary of the information you need to attend the Meeting online is provided below:

- Any shareholder can attend the 2010 Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com./WEX*
- Webcast starts at 3:30 p.m.
- Shareholders may vote and submit questions while attending the Meeting on the Internet
- Please have your 12-Digit Control Number to enter the Meeting
- Webcast replay of the Meeting will be available until May 4, 2011 at *www.virtualshareholdermeeting.com./WEX*

ABOUT THE 2010 ANNUAL MEETING

Voting Procedures

Shareholders of record at the close of business on March 9, 2010 (the "*Record Date*"), will be entitled to vote at the Meeting. On the Record Date, there were outstanding and entitled to vote 3,686,435 shares of the Company's common stock (the "*Company Shares*" or the "*Common Stock*"). The holders of a majority of the Company Shares issued and outstanding and entitled to vote at the Meeting, present in person or represented by proxy, will constitute a quorum. The persons whom the Company appoints to act as independent inspectors of election will treat all Company Shares represented by a returned, properly executed proxy as present for purposes of determining the existence of a quorum at the Meeting. Each of the Company Shares will entitle the holder to one vote. Cumulative voting is not permitted. Votes cast at the Meeting will be counted by the independent inspector of election.

If your shares are held in the name of your broker, dealer, bank, trustee or other nominee (i.e. street name), that party should give you instructions for voting your shares. In these cases, you may vote directly over the Internet, telephone or mail.

Abstentions and "broker non-votes" will be counted as present in determining the existence of a quorum. A broker non-vote occurs when a bank or broker holding shares of a beneficial shareholder does not vote on a particular proposal because it has not received instructions from the beneficial shareholder and the bank or broker does not have discretionary voting power for that particular item.

Under applicable Minnesota law, approval of the proposal to set the number of directors at five requires the affirmative vote of the holders of the greater of a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter, and the election of directors requires the affirmative vote of the holders of a plurality of the voting power of the shares represented in person or by proxy at the 2010 Annual Meeting with authority to vote on such matter.

The affirmative vote of a majority of the votes cast at the Meeting is required to ratify the appointment of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, as the Company's independent registered public accountants.

Under the rules of the American Stock Exchange, brokers that do not receive voting instructions from their customers, who are the beneficial shareholders of the Company Shares, are ***only*** entitled to vote on the ratification of the appointment of Baker Tilly Virchow Krause LLP. Under applicable Minnesota law, a broker non-vote will have the effect of a negative vote.

The Board of Directors is soliciting your proxy to provide you with an opportunity to vote on all matters to come before the Meeting, whether or not you attend. You can ensure that your shares are voted at the Meeting by submitting your vote instructions by telephone, the Internet or by completing, signing, and dating a proxy card. Submitting your instructions or proxy by any of these methods will not affect your ability to attend and vote during the Meeting at ***www.virtualshareholdermeeting.com/WEX.***

A shareholder who gives a proxy may revoke it at any time before it is exercised by voting at the Meeting via the Internet, delivering a subsequent proxy or by notifying the Corporate Secretary of the Company in writing at any time before your original proxy is voted at the Meeting.

The Board of Directors urges you to vote, and solicits your proxy, as follows:

(1) **FOR** the election of five (5) nominees for membership on the Company's Board of Directors: Messrs. de Petra, Krueger, Speckmann, Goodmanson and Brady, to serve until the Annual Meeting of Shareholders in the year 2011 and until their successors are duly elected and qualified;

(2) **FOR** the setting of number of members of the Board of Directors at five (5);

(3) **FOR** the ratification of the appointment of Baker Tilly Virchow Krause, LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2010; and

(4) At the discretion of the designated proxies, on any other matter that may properly come before the 2010 Annual Meeting, and any adjournment or postponement thereof.

Proxy Solicitation

Your proxy is being solicited by and on behalf of the Board of Directors of the Company. The expense of this proxy solicitation will be borne by the Company. Certain directors, officers, representatives and employees of the Company may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from the Company for solicitation of proxies, but may be reimbursed by the Company for reasonable out-of-pocket expenses in connection with such solicitation.

The mailing address of the principal executive office of Winland Electronics is 1950 Excel Drive, Mankato, Minnesota 56001. We expect that this Proxy Statement, the related Proxy and Notice of Meeting will first be mailed to shareholders on or about March 25, 2010.

ELECTION OF DIRECTORS

(Proposals #1 and #2)

Our Bylaws provide that the number of directors shall be the number set by the shareholders, which shall be not less than one. The Nominating/Governance Committee recommended to the Board of Directors that the number of directors be set at five and that the persons currently serving on the Board be nominated for re-election. The Board of Directors unanimously recommends that the number of directors be set at five and that the five persons nominated be re-elected.

Under applicable Minnesota law, approval of the proposal to set the number of directors at five requires the affirmative vote of the holders of the greater of a majority of the voting power of the shares by proxy at the Annual Meeting with authority to vote on such matter, and the election of directors requires the affirmative vote of the holders of a plurality of the voting power of the shares represented in person or by proxy at the 2010 Annual Meeting with authority to vote on such matter.

If elected, such individuals shall serve until the next annual meeting of shareholders and until their successors be duly elected and shall qualify. All of the nominees are members of the present Board of Directors. If, prior to the 2010 Annual Meeting of Shareholders, it should become known that any one of the following individuals will be unable to serve as a director after the 2011 Annual Meeting by reason of death, incapacity or other unexpected occurrence, the Proxies will be voted for such substitute nominee(s) as is selected by the Nominating/Governance Committee. Alternatively, the Proxies may, at the Board's discretion, be voted for such fewer number of nominees as results from such death, incapacity or other unexpected occurrences. The Board of Directors has no reason to believe that any of the following nominees will be unable to serve.

Name and Age of Director/Nominee	Age	Current Position With Winland Electronics, Inc.	Director Since
Thomas J. de Petra	63	President, Chief Executive Officer and Director	1994
Lorin E Krueger	54	Director	1983
Richard T. Speckmann	59	Director	2002
Thomas J. Goodmanson	40	Director	2007
Thomas J. Brady	45	Director	2008

Thomas de Petra was appointed Chief Executive Officer and President on May 6, 2008, and has been a Director of the Company since 1994. Mr. de Petra founded and was the president of Vantage Advisory Services LLC, providing management consulting and business advisory services. While serving as a self-employed management consultant, from 1996 to 2008, Mr. de Petra served in various interim executive officer roles. Mr. de Petra also served as Chief Executive Officer of Nortech Forest Technologies, Inc., a publicly traded company, from February 1996 to June 1997.

Lorin E. Krueger serves as a Director. Mr. Krueger is currently the Chief Executive Officer and President of Route 66 Holding, a private investment holding company and Chief Executive Officer of Supply Tigers Inc., a B2B e-commerce company. From June 1, 2001 to January 2, 2008, Mr. Krueger served as President and Chief Executive Officer of the Company and as President of the Company from January 1999 until June of 2001 when he assumed the additional role of Chief Executive Officer. Mr. Krueger has served as a Director of the Company since 1983. Mr. Krueger served as the Company's Chief Operating Officer, and other executive officer positions in the Company, from 1983 until January of 1999. Mr. Krueger was one of the founding partners of the Company.

Richard T. Speckmann serves as a Director and Chairman of the Compensation Committee and Nominating/Governance Committee. He is the Chief Executive Officer and President of EmPerform, Inc., a company that evaluates employee performance and productivity, since March 2004. He served as Chief Executive Officer of Outside the Box, Inc. and as President of Amcon Construction Company, LLC April 2001 to November 2002. From January 1997 to March 2001, Mr. Speckmann, a partner of Art Holdings Corporation, served as its President.

Thomas J. Goodmanson serves as a Director and Chairman of the Board. He is the President and Chief Executive Officer, of Calabrio, Inc., a leading provider of workforce optimization and unified desktop software for IP-based contact centers. From March 2006 to January 2008, Mr. Goodmanson served as the Chief Financial and Administrative Officer of Gelco Information Network, Inc., a leading provider of global software-as-a-service and other on-demand business services. From September 1999 to March 2006, Mr. Goodmanson was Chief Financial Officer of Magenic Technologies. From August 1992 to September 1999, he was a senior manager at KPMG, LLP and is a CPA, inactive, in the state of Minnesota.

Thomas J. Brady serves as a Director and Chairman of the Audit Committee. He is the Chief Financial Officer of Digineer, Inc., an IT consulting firm, which he joined in October 2006. At Digineer, he is responsible for all aspects of internal and external financial reporting, as well as information technology, legal, operations and general administration. Previously, Mr. Brady spent 19 years with KPMG, LLP, most recently as Audit Partner, where he was responsible for corporate audits in a wide range of companies and industries with revenues ranging from under $10 million to over $1 billion.

Required Vote

Under applicable Minnesota law, the election of each nominee requires the affirmative vote by a plurality of the voting power of the shares present and entitled to vote on the election of directors at the Annual Meeting at which a quorum is present.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE FIVE NOMINEES: MESSRS. DE PETRA, KRUEGER, SPECKMANN, GOODMANSON AND BRADY.

CORPORATE GOVERNANCE

Our business affairs are conducted under the direction of the Board of Directors in accordance with the Minnesota Business Corporation Act and our Articles of Incorporation and Bylaws. Members of the Board of Directors are informed of our business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The corporate governance practices that we follow are summarized below.

Independence

The Board has determined that a majority of its members are "independent" as defined by the listing standards of the American Stock Exchange. Our independent directors are Richard T. Speckmann, Thomas J. Goodmanson and Thomas J. Brady. In the last three years, there have been no transactions, relationships or arrangements, other than in connection with service on our Board, between the independent directors and Winland Electronics, Inc.

Code of Ethics and Business Conduct

The Board has approved a Code of Ethics and Business Conduct that applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer and controller. The Code of Ethics and Business Conduct addresses such topics as protection and proper use of our assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting, conflicts of interest and insider trading. The Code of Ethics and Business Conduct is available free of charge to any shareholder who sends a request for a copy to Winland Electronics, Inc., Attn. Chief Financial Officer, 1950 Excel Drive, Mankato, Minnesota 56001, and it is also available on our website at www.winland.com. We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer and controller relating to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K. Late in 2003, we contracted with an independent professional organization to provide anonymous hotline services that permit our employees to communicate any concerns about behavior or practices of Winland Electronics, its employees, officers or directors. This service began January 1, 2004 which is still currently used and was established to assist the Board of Directors in effective internal control.

Meeting Attendance

Board and Committee Meetings. Directors are required to attend a minimum of 75% of Board and committee meetings. During fiscal 2009, the Board held six (6) meetings. Each director attended 100% of the meetings of the Board and the committees on which such director served.

Annual Meeting of Shareholders. Directors are encouraged to attend our annual meetings of shareholders; however, there is no formal policy regarding attendance at annual meetings. All directors were in attendance for our 2009 annual meeting of shareholders.

Executive Sessions of the Board

An executive session of non-management directors is held at least once a year. In 2009, the Board held two (2) executive sessions and the Audit Committee held four (4) executive sessions.

Committees of the Board

Our Board of Directors has four standing committees, the Audit Committee, the Compensation Committee, Nominating/Governance Committee and the Merger and Acquisition Committee. Each of the current members of these committees is a non-employee independent director.

Audit Committee. The Audit Committee is comprised of Thomas J. Brady (Chairman), Thomas J. Goodmanson and Richard T. Speckmann. Messrs. Brady and Goodmanson are "audit committee financial experts" as defined by Item 401(e) of Regulation S-K under the Securities Act of 1933. Mr. Brady has a degree in accounting and is an inactive CPA in the state of Minnesota. He currently serves as Chief Financial officer of Digineer, Inc., an end-to-end e-business solutions provider. Mr. Goodmanson has a degree in accounting and is an inactive CPA in the State of Minnesota. He currently serves as President and Chief Executive Officer of Calabrio, Inc. a leading provider of workforce optimization and unified desktop software for IP-based contact centers. We acknowledge that the designation of Messrs. Brady and Goodmanson as audit committee financial experts does not impose on Messrs. Brady and Goodmanson any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Messrs. Brady and Goodmanson as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification. The Audit Committee reviews the selection and work of our independent registered public accounting firm and the adequacy of internal controls for compliance with corporate policies and directives. The Report of Audit Committee is included on page 11. During 2009, the Audit Committee met four (4) times. Our independent registered public accounting firm was present at all of these meetings.

Compensation Committee. The Compensation Committee is comprised of Richard T. Speckmann (Chairman), Thomas J. Goodmanson and Thomas J. Brady. This committee determines the compensation of the Chief Executive Officer; and, taking into consideration any recommendations by the Chief Executive Officer, it also determines the compensation for our other executive officers. The committee makes recommendations to the Board of Directors with respect to incentive compensation plans. This committee is vested with the same authority as the Board of Directors with respect to the administration of our equity plans. During 2009, the Compensation Committee met once.

Nominating/Governance Committee. The Nominating/Governance Committee is comprised of Richard T. Speckmann (Chairman), Thomas J. Brady and Thomas J. Goodmanson. This committee recommends to the Board of Directors nominees for vacant positions on the Board, sets goals for the Board and monitors the achievement of such goals. This committee will consider a candidate for director proposed by a shareholder. Governance Principles contain criteria that may be applied in the evaluation of nominees for a position on its Board. Under these Principles, the Board performs on a regular basis an assessment of the skills and characteristics needed by the Board in the context of the current composition of the Board and the Board's succession plan. Skills and characteristics to be considered include: (i) judgment; (ii) experience; (iii) skills; (iv) accountability and integrity; (v) financial literacy; (vi) leadership abilities; (vii) industry knowledge; (viii) diversity (both in perspectives as well as board heterogeneity); (ix) other Board appointments; and (x) independence. A shareholder who wants to propose a candidate must comply with the provisions of our Bylaws regarding nominations for the election of directors. The policies of the committee are described more fully in the Nominating/Governance Committee's Report on page 10. During 2009, the Nominating/Governance Committee met once.

Merger & Acquisition (M&A) Committee. The M&A Committee is comprised of Thomas J. Brady (Chairman), Thomas J. Goodmanson and Richard T. Speckmann. This committee was formed on August 31, 2009 in order to review, evaluate and determine the fairness to the Company and its disinterested shareholders any proposal which may come to the Company by third parties to acquire the Company, and if so (i) seek other possible buyers for the Company, (ii) negotiate on behalf of the Company and (iii) to recommend to the Board of Directors whether to enter into any agreement with respect to the sale of the Company. During 2009, the M&A Committee met twice.

Communications with the Board

Shareholders may communicate directly with the Board of Directors. All communications, other than shareholder proposals and director nominations which must comply with certain other requirements as discussed under "Shareholder Proposals and Nominations of Director Candidates" on page 13, should be directed to our Chief Financial Officer at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board of Directors or for non-management directors. If no director is specified, the communication will be forwarded to the entire Board. The communication will not be opened before being forwarded to the intended recipient, but it will go through normal security procedures. Shareholder communications to the Board should be sent to:

Glenn A. Kermes, Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, MN 56001

Compensation to Non-Employee Directors

Cash Compensation. In addition to being reimbursed for out-of-pocket expenses incurred in connection with attendance at Board or Committee meetings, the non-employee directors receive the following fees:

Retainer:

- $1,200 per month for service on the Board, with the Chairman receiving an additional $22,000 per year.

Meeting Fees:

- $1,200 for Board meeting attendance.
- $1,200 for Audit Committee meeting attendance, with the chairman of the Audit Committee receiving an additional $1,200 per meeting.
- $800 for Compensation Committee or Nominating/Governance Committee meeting attendance, with the chairman of each of the Compensation Committee and the Nominating/Governance Committee receiving an additional $750 per meeting.
- The Chairman of the M&A Committee receives a monthly fee of $1,000.

Equity Compensation. Our 2008 Equity Incentive Plan provides for automatic option grants to each non-employee director. Each non-employee director who is elected for the first time as a director is granted a nonqualified option to purchase 5,500 shares of Common Stock. Each non-employee director who is re-elected as a director or whose term of office continues after a meeting of shareholders at which directors are elected shall, as of the date of such re-election or shareholder meeting, automatically be granted a five-year nonqualified option to purchase 5,500 shares of Common Stock. No director shall receive more than one option pursuant to the formula plan in any one fiscal year. All options granted pursuant to these provisions are granted at a per share exercise price equal to 100% of the fair market value of the Common Stock on the date of grant, and they are immediately exercisable. On May 5, 2009, each of our non-employee directors received an option to purchase 5,500 shares at $0.63 per share.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)	Options to purchase shares of stock (#)(3)
Thomas J. Goodmanson	$50,000	$2,932	$52,932	16,500
Thomas J. Brady	37,800	2,932	40,732	16,500
Richard T. Speckmann	31,050	2,932	33,982	27,500
Lorin E. Krueger	21,600	2,932	24,532	11,000

(1) The amounts consist of the cash fees paid to the non-employee directors as described in "Cash Compensation" above.

(2) The amounts reflect the amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009 in accordance with FASB ASC 718-10-50-1 for stock option awards automatically granted to non-employee directors in fiscal year 2009 pursuant to our 2008 Equity Incentive Plan. Assumptions used in the calculation of these amounts are included in footnote 7 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

(3) The amounts reflect the total number of options held by each director to purchase shares of the Company's common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information regarding compensation paid or accrued for our last fiscal year to our Chief Executive Officer, Chief Financial Officer and our two highest paid executive officers whose total compensation earned or accrued for fiscal year 2009 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Thomas J. de Petra	2009	$202,295	$ -	$ -	$202,295
Chief Executive Officer and President					
Glenn Kermes	2009	$185,269	$ 5,628	$ 1,901	$192,798
Chief Financial Officer and Executive Vice President					
David A. Kuklinski	2009	$165,141	$ -	$ -	$165,141
Vice President of Sales and Marketing					
Warren E. Mitchell	2009	$149,568	$ -	$ -	$149,568
Vice President of Operations and Supply					

(1) The amounts reflect the fair value awarded in accordance with FASB ASC 718-10-50-1 for stock option awards granted pursuant to our 2008 Equity Incentive Plan. Assumptions used in the calculation of these amounts are included in footnote 7 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

(2) Other Annual compensation for fiscal year 2009 consists of contributions to our 401(k) plan for the named executive officer's benefit.

Employment Agreements

Thomas J. de Petra. On May 6, 2008, Winland entered into an employment agreement with Thomas J. de Petra, Chief Executive Officer and President which continues until either party terminates such agreement as provided in the agreement. Pursuant to the terms of the agreement, Mr. de Petra's base salary beginning on April 24, 2008 is $202,000 and is subject to review at least annually. Pursuant to the employment agreement, if Mr. de Petra's employment is terminated by Winland without cause or by Mr. de Petra for good reason, Mr. de Petra is entitled to his base salary for twelve months and health care benefits for six months; provided, however, if such termination occurs within two years after a change of control, Mr. de Petra will be entitled to an amount equal to his salary and bonus payments for the two completed fiscal years immediately preceding termination payable over the 24 months following the termination. During employment with Winland and for one year following termination of such employment, Mr. de Petra has agreed that he will not compete with Winland or solicit any of its employees, customers or contractors for employment or business purposes.

Glenn A. Kermes. On December 31, 2007, Winland entered into an Amendment to Employment Agreement with Glenn Kermes, Chief Financial Officer, dated January 23, 2007, which agreement continues until either party terminates such agreement as provided in the agreement. Pursuant to the terms of the amendment, Mr. Kermes' base salary beginning January 1, 2009 is $185,000 and is subject to review at least annually. Pursuant to the employment agreement, as amended, if the Mr. Kermes' employment is terminated by Winland without cause or by Mr. Kermes for good reason, Mr. Kermes is entitled to his base salary for six months and health care benefits for three months; provided, however, if such termination occurs within two years after a change of control, Mr. Kermes will be entitled to an amount equal to his salary and bonus payments for the one completed fiscal year immediately preceding termination payable over the 12 months following the termination. During employment with Winland and for one year following termination of such employment, pursuant to the amendment, Mr. Kermes has agreed that he will not compete with Winland or solicit any of its employees, customers or contractors for employment or business purposes.

Warren E. Mitchell. On February 4, 2008, Winland entered into an employment agreement with Warren Mitchell as the Company's Executive Supply Chain Leader. On June 11, 2008, Winland promoted Mr. Mitchell to Vice President of Operations and Supply. Mr. Mitchell's base salary beginning January 1, 2009 is $149,350 and is subject to review at least annually pursuant to the agreement. Pursuant to the employment agreement, Mr. Mitchell's employment may be terminated by Winland or by Mr. Mitchell for any or no reason. If, during the first six months of the new CEO's employment, Mr. Mitchell is terminated without cause, or due to an organization restructure, Mr. Mitchell will be entitled to 6 months of his base salary. Also, if Mr. Mitchell is terminated (outside of the first six months of the new CEO's employment) without cause or is impacted during a potential change of control of the company, his severance will be four months of the his base salary. During employment with Winland and for one year following termination of such employment, Mr. Mitchell has agreed that he will not compete with Winland or solicit any of its employees, customers or contractors for employment or business purposes.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date
Thomas J. de Petra	5,500	--	$4.11	05/10/2015
	5,500	--	$4.48	05/09/2016
	5,500	--	$3.28	05/08/2017
	10,000	40,000 (1)	$1.74	05/06/2014
Glenn A. Kermes	21,600	14,400 (2)	$3.33	10/02/2012
	7,200	10,800 (3)	$2.55	11/08/2013
	2,400	9,600 (4)	$0.70	01/15/2015
David A. Kuklinski	5,400	21,600 (5)	$1.36	09/02/2014
	1,800	7,200 (6)	$0.71	12/05/2014
Warren E. Mitchell	10,800	16,200 (7)	$2.13	02/04/2014
	1,800	7,200 (8)	$1.60	06/11/2014

(1) The stock option was granted on May 6, 2008. The option vests to the extent of 10,000 shares annually on the first five anniversary dates of the date of grant.

(2) The stock option was granted on October 2, 2006. The option vests to the extent of 7,200 shares annually on the first five anniversary dates of the date of grant.

(3) The stock option was granted on November 8, 2007. The option vests to the extent of 3,600 shares annually on the first five anniversary dates of the date of grant.

(4) The stock option was granted on January 15, 2009. The option vests to the extent of 2,400 shares annually on the first five anniversary dates of the date of grant.

(5) The stock option was granted on September 2, 2008. The option vests to the extent of 5,400 shares annually on the first five anniversary dates of the date of grant.

(6) The stock option was granted on December 5, 2008. The option vests to the extent of 1,800 shares annually on the first five anniversary dates of the date of grant.

(7) The stock option was granted on February 4, 2008. The option vests to the extent of 5,400 shares annually on the first five anniversary dates of the date of grant.

(8) The stock option was granted on June 11, 2008. The option vests to the extent of 1,800 shares annually on the first five anniversary dates of the date of grant.

OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table provides information as of March 9, 2010 concerning the beneficial ownership of our Common Stock by (i) the persons known by us to own more than 5% of our outstanding Common Stock, (ii) each of our directors, (iii) the named executive officers in the Summary Compensation Table and (iv) all current executive officers and directors as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them. As of March 9, 2010, there were 3,686,435 shares of our Common Stock issued and outstanding.

Name (and Address of 5% Owner) or Identity of Group	Number of Shares Beneficially Owned(1)	Percent of Class (1)
Lorin E. Krueger	111,000 (2)	3.0%
Thomas J. de Petra	64,041 (3)	1.7%
Richard T. Speckmann	36,100 (4)	*
Glenn A. Kermes	35,200 (5)	*
Thomas J. Goodmanson	33,500 (6)	*
Thomas J. Brady	28,800 (7)	*
Warren Mitchell	12,600 (8)	*
David Kuklinski	7,200 (9)	*
FMR LLC	337,600 (10)	9.2%
All Executive Officers and Directors as a Group (9 Individuals)	328,441 (11)	8.6%

* Less than 1% of the outstanding shares of Common Stock.

(1) Under the rules of the SEC, shares not actually outstanding are deemed to be beneficially owned by an individual if such individual has the right to acquire the shares within 60 days. Pursuant to such SEC Rules, shares deemed beneficially owned by virtue of an individual's right to acquire them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(2) Includes 11,000 shares which may be purchased by Mr. Krueger upon exercise of currently exercisable options. Mr. Krueger's address is 517 River Hills Road, Mankato MN 56001.

(3) Includes 36,500 shares which may be purchased by Mr. de Petra upon exercise of currently exercisable options.

(4) Includes 27,500 shares which may be purchased by Mr. Speckmann upon exercise of currently exercisable options.

(5) Includes 31,200 shares which may be purchased by Mr. Kermes upon exercise of currently exercisable options.

(6) Includes 16,500 shares which may be purchased by Mr. Goodmanson upon exercise of currently exercisable options.

(7) Includes 12,000 shares held by Mr. Brady's spouse and 16,500 shares which may be purchased by Mr. Brady upon exercise of currently exercisable options.

(8) Consists of 12,600 shares which may be purchased by Mr. Mitchell upon exercise of currently exercisable options.

(9) Consists of 7,200 shares which may be purchased by Mr. Kuklinski upon exercise of currently exercisable options.

(10) According to a Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010 by FMR LLC ("FMR") and Edward C. Johnson III, Chairman and principal shareholder of FMR, the shares are beneficially owned by Fidelity Management & Research Company ("Fidelity Research") as an investment adviser to various investment companies (the "Funds"), including Fidelity Low Priced Stock Fund ("Fidelity Fund"), with Mr. Johnson, FMR and the Funds each having the sole power to dispose of such shares and the Funds' Boards of Trustees having the sole power to vote or direct the vote of such shares. Fidelity Research and Fidelity Fund are wholly-owned subsidiaries of FMR. The address for FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) Includes 154,500 shares which may be purchased by executive officers and directors upon exercise of currently exercisable options.

NOMINATING/GOVERNANCE COMMITTEE REPORT

The Nominating/Governance Committee is comprised of independent directors. In accordance with its written charter, the Nominating/Governance Committee assists the Board of Directors with fulfilling its responsibility regarding any matters relating to corporate governance including selection of candidates for our Board of Directors. Its duties shall include oversight of the principles of corporate governance by which Winland Electronics and the Board shall be governed; the codes of ethical conduct and legal compliance by which Winland Electronics and its directors, executive officers, employees and agents will be governed; policies for evaluation of the Board and the chairperson; policies for election and reelection of Board members; and policies for succession planning for the Chief Executive Officer, Board chairperson and other Board members. In addition, the Nominating/Governance Committee is responsible for annually reviewing the composition of the Board, focusing on the governance and business needs and requirements of Winland Electronics, nominating and screening of Board member candidates, evaluating the performance of Board members and recommending the reelection of Board members who are performing effectively and who continue to provide a competency needed on the Board. When a director's principal occupation or business association changes substantially, such director shall tender a letter of resignation to the Board through the Nominating/Governance Committee, which resignation will be considered and acted upon in a manner that is best for the Board and Winland Electronics.

The Nominating/Governance Committee will consider candidates for nomination as a director recommended by shareholders. Governance Principles contain criteria that may be applied in the evaluation of nominees for a position on its Board. Under these Principles, the Board performs on a regular basis an assessment of the skills and characteristics needed by the Board in the context of the current composition of the Board and the Board's succession plan. Skills and characteristics to be considered include: (i) judgment; (ii) experience; (iii) skills; (iv) accountability and integrity; (v) financial literacy; (vi) leadership abilities; (vii) industry knowledge; (viii) diversity (both in perspectives as well as board heterogeneity); (ix) other Board appointments; and (x) independence.

Shareholders who wish to recommend one or more candidates for director to the Nominating/Governance Committee must provide written recommendation to the Chief Financial Officer. Notice of a recommendation must include the shareholder's name, address and the number of shares owned, along with information with respect to the person being recommended, i.e. name, age, business address, residence address, current principal occupation, ten-year employment history with employer names and a description of the employer's business, the number of shares beneficially owned by the prospective nominee, whether such person can read and understand basic financial statements and other board memberships, if any. The recommendation must be accompanied by a written consent of the prospective nominee to stand for election if nominated by the Board of Directors and to serve if elected by the shareholders. Winland Electronics may require any nominee to furnish additional information that may be needed to determine the eligibility of the nominee. In addition, the Bylaws permit shareholders to nominate directors for consideration at a meeting of shareholders at which one or more directors are to be elected. For a description of the process for nominating directors in accordance with the Bylaws, see "Shareholder Proposals for the 2011 Annual Meeting" on page 13.

A copy of the current Nominating/Governance Committee Charter is available on our website at www.winland.com.

Members of the Nominating/Governance Committee
Richard T. Speckmann, Chairman
Thomas J. Goodmanson
Thomas J. Brady

REPORT OF AUDIT COMMITTEE

The Board maintains an Audit Committee comprised of the three outside directors. The Board and the Audit Committee believe that the Audit Committee's current member composition satisfies the Listing Standards of the American Stock Exchange ("AMEX") that governs audit committees, Section 121(B), including the requirement that audit committee members all be "independent directors" as that term is defined by AMEX Listing Standards Section 121(A).

The Audit Committee has established a Disclosure Committee, comprised of executives and senior managers who are actively involved in the disclosure process, to specify, coordinate and oversee the review procedures that are used each quarter, including at fiscal year end, to prepare our periodic and current SEC reports.

In accordance with its written charter adopted by the Board (available on our website), the Audit Committee assists the Board with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of Winland. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

(1) reviewed and discussed the audited financial statements with management;

(2) discussed with the independent registered public accounting firm the material required to be discussed by Statement on Auditing Standards No. 61, as amended; and

(3) reviewed the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No.1 and discussed with the independent registered public accounting firm any relationships that may impact their objectivity and independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission.

Members of the Audit Committee
Thomas J. Brady, Chairman
Thomas J. Goodmanson
Richard T. Speckmann

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal #3)

General Information

Baker Tilly Virchow Krause, LLP provided services in connection with the audit of our financial statements for the year ended December 31, 2009, assistance with our Annual Report submitted to the Securities and Exchange Commission on Form 10-K and filed with the Securities and Exchange Commission, and consultation on matters relating to accounting and financial reporting. In determining the independence of Baker Tilly Virchow Krause, LLP, the Board of Directors considered whether the provision of non-audit services is compatible with maintaining Baker Tilly Virchow Krause, LLP's independence.

Required Vote

The proposal to ratify the appointment of Baker Tilly Virchow Krause, LLP as independent registered public accountants will require the affirmative vote of a majority of the votes cast at the 2010 Annual Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE PROPOSAL TO RATIFY THE SELECTION OF BAKER TILLY VIRCHOW KRAUSE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Baker Tilly Virchow Krause, LLP was selected as our independent registered public accounting firm on May 29, 2009. Representatives of Baker Tilly Virchow Krause, LLP are expected to be present at the 2010 Annual Meeting, will be given an opportunity to make a statement regarding financial and accounting matters if they so desire, and will be available to respond to appropriate questions from our shareholders.

McGladrey & Pullen, LLP served as our independent registered public accounting firm from May 1998 to May 2009.

Audit Fees

We paid the following fees to Baker Tilly Virchow Krause, LLP for fiscal 2009:

	2009
Audit Fees	$34,000
Tax Fees	0
	$34,000

We paid the following fees to McGladrey & Pullen, LLP or its affiliated entity RSM McGladrey, Inc. for fiscal years 2008 and 2009:

	2008	2009
Audit Fees	$193,000	$129,000
Tax Fees	37,000	0
	$230,000	$129,000

Audit fees are professional services rendered for the audit of our annual financial statements and review of financial statements included in our Forms 10-K and 10-Q. Tax fees include fees for services provided in connection with tax planning and tax compliance.

The Audit Committee has considered whether provision of the above non-audit services is compatible with maintaining accountants' independence and has determined that such services are compatible with maintaining accountants' independence.

Pre-Approval Policy

The Audit Committee has not formally adopted a policy for pre-approval of all audit and non-audit services by its independent auditors, but it has routinely approved all audit and permitted non-audit services to be performed for Winland by its independent auditors.

CERTAIN TRANSACTIONS

During the two most recent fiscal years, we have not had any transactions in which any director or executive officer, or any other member of the immediate family of any director or executive officer, had a material direct or indirect interest reportable under applicable Securities and Exchange Commission rules, and there are no such transactions proposed.

OTHER MATTERS

Management knows of no other matters to be presented at the 2010 Annual Meeting. However, if other matters are properly presented, it is the intention of the persons designated as the Company's proxy to vote in accordance with their judgment on such matters.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received, we believe that, during fiscal year 2009, all of our executive officers, directors and greater than ten-percent beneficial owners complied with the applicable filing requirements.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Under the SEC Rules, we are required to provide the following information to you based on the assumption that the date for our annual meeting in 2011 will not deviate more than thirty (30) days from the date for the 2010 Annual Meeting. Any appropriate proposal submitted by a shareholder of Winland and intended to be presented at the 2011 annual meeting of shareholders must be received by us by December 13, 2010 to be considered for inclusion in our proxy statement and related proxy for our annual meeting in 2011. Also, our Bylaws permit shareholders to make nominations for the election of directors and propose business to be brought before any regular meeting of shareholders, provided advance written notice of such nomination or proposal is received by us after February 7, 2011, but on or before March 11, 2011. According to our Bylaws, a shareholder nomination or proposal received outside of this time period will be considered untimely and the chairman of the meeting shall refuse to acknowledge such untimely nomination or proposal.

We will inform you of any changes of the aforesaid dates in a timely manner and will provide notice of the new dates in our earliest possible quarterly report on Form 10-Q.

Any shareholder nomination or proposal must provide the information required by our Bylaws and comply with any applicable laws and regulations. All submissions should be made to the Secretary of Winland Electronics at our principal offices at 1950 Excel Drive, Mankato, Minnesota 56001.

ANNUAL REPORT

A copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2009, including financial statements, accompanies this Notice of Annual Meeting and Proxy Statement. No portion of the Annual Report is incorporated herein or is to be considered proxy soliciting material.

FORM 10-K

WE WILL FURNISH WITHOUT CHARGE TO EACH PERSON WHOSE PROXY IS BEING SOLICITED, UPON WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE FINANCIAL STATEMENTS AND A LIST OF EXHIBITS TO SUCH FORM 10-K. WE WILL FURNISH TO ANY SUCH PERSON ANY EXHIBIT DESCRIBED IN THE LIST ACCOMPANYING THE FORM 10-K UPON THE ADVANCE PAYMENT OF REASONABLE FEES. REQUESTS FOR A COPY OF THE FORM 10-K AND/OR ANY EXHIBIT(S) SHOULD BE DIRECTED TO THE CHIEF FINANCIAL OFFICER OF WINLAND ELECTRONICS, INC., 1950 EXCEL DRIVE, MANKATO, MINNESOTA 56001. YOUR REQUEST MUST CONTAIN A REPRESENTATION THAT, AS OF MARCH 9, 2010, YOU WERE A BENEFICIAL OWNER OF SHARES ENTITLED TO VOTE AT THE 2010 ANNUAL MEETING OF SHAREHOLDERS.

BY ORDER OF THE BOARD OF DIRECTORS



Thomas J. Goodmanson
Chairman

Mankato, Minnesota
March 25, 2010

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WINLAND™
ELECTRONICS, INC.

1950 Excel Drive • Mankato, MN 56001 USA • 507-625-7231 • 1-800-635-4269 • Fax: 507-387-2488 • www.winland.com